                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       ZANART ENTERTAINMENT INCORPORATED
- -------------------------------------------------------------------------------
                                (Name of issuer)


                         COMMON STOCK, $.0001 PAR VALUE
- -------------------------------------------------------------------------------
                         (Title of class of securities)


                                   989004-403
- -------------------------------------------------------------------------------
                                 (CUSIP number)


                               ANDREW HULSH, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                         LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0832
- -------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               SEPTEMBER 11, 1996
- -------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                              (Page 1 of __ Pages)

                                             SCHEDULE 13D
 CUSIP No. 989004-403                                                                     Page 2 of __ Pages
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DOUGLAS MILLER

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)        /  /

                                                                                                                 (b)        /  /


  3    SEC USE ONLY



  4    SOURCE OF FUNDS

            OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

       PURSUANT TO ITEM 2(d) or 2(e)                                                                                        /  /


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
                                 7     SOLE VOTING POWER                                      1,666,667

           NUMBER OF
            SHARES               8     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY
             EACH                9     SOLE DISPOSITIVE POWER                                 1,666,667
           REPORTING
          PERSON WITH
                                 10    SHARED DISPOSITIVE POWER


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,666,667

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES                                                                                                       /  /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.3%

  14   TYPE OF REPORTING PERSON

            IN


ITEM 1.          SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of ZANART ENTERTAINMENT INCORPORATED ("Zanart"). The executive offices of Zanart are located at 3333 West Commercial Boulevard, Suite 105, Fort Lauderdale, Florida 33309.

ITEM 2.          IDENTITY AND BACKGROUND.

         Douglas Miller ("Miller") is a Florida resident. Miller is Executive Vice President of Zanart and Continucare Corporation, a Florida corporation ("Continucare"); each such business is located at 3333 West Commercial Boulevard, Suite 105, Fort Lauderdale, Florida 33309.

         Miller has not been convicted in a criminal proceeding in the last five years.

         During the last five years, Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws.

         Miller is a United States citizen.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 On August 9, 1996, Zanart signed a definitive Agreement and Plan of Merger (the "Merger Agreement") with Zanart Subsidiary, Inc. ("ZSI"), a wholly-owned subsidiary of Zanart, and Continucare. The Merger Agreement provides for the merger (the "Merger") of ZSI with and into Continucare. Upon the consummation of the Merger which occurred on September 11, 1996 and pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of common stock of Continucare converted into one share of Common Stock, the separate existence of ZSI terminated and Continucare became a wholly-owned subsidiary of Zanart, (ii) Zanart agreed to sell or otherwise dispose of its assets (other than cash) and discharge all liabilities relating to Zanart's existing licensing business and (iii) Zanart's Board of Directors and management became comprised of designees of Continucare. By virtue of Miller's holdings of Continucare common stock immediately prior to the Merger, and pursuant to the Merger Agreement, Miller became the holder of 1,666,667 shares of Common Stock upon the closing of the Merger.

ITEM 4.          PURPOSE OF TRANSACTION.

         Miller has acquired the Common Stock in connection with the above-described merger transaction and not with the view to, or for resale in connection with, any distribution thereof. Miller has no present intention of selling, granting any participation in, or otherwise distributing the Common Stock. Miller does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of its shares of Common Stock.

         The shares of the Common Stock of Zanart owned by Miller have not been registered under the Securities Act of 1933, as amended.


ITEM 5.          INTEREST IN SECURITIES OF ISSUER.

         To the best knowledge of Miller, Miller is the beneficial owner of 1,666,667 shares of Common Stock or approximately 14.3% of the Common Stock currently outstanding. Miller has the sole power to vote and dispose of all of its shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Merger by and among Continucare Corporation, Zanart Entertainment Incorporated and Zanart Subisidiary, Inc. dated August 9, 1996

                                   SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      September 19, 1996
                                   -------------------------------
                                               (Date)


                                   /s/ Douglas Miller
                                   -------------------------------
                                   Douglas Miller

                               INDEX TO EXHIBITS
                               -----------------

         Exhibit No.                             Description                               Sequential Page No.
         -----------                             -----------                               -------------------
              2          Agreement and Plan of Merger by and among Continucar
                         Corporation, Zanart Entertainment Incorporated and Zanart
                         Subsidiary, Inc. dated August 9, 1996.


                                   EXHIBIT 2

                                                                       EXHIBIT 2





                       =================================

                                   AGREEMENT
                                      AND
                                 PLAN OF MERGER

                                  BY AND AMONG

                            CONTINUCARE CORPORATION,

                       ZANART ENTERTAINMENT INCORPORATED

                                      AND

                            ZANART SUBSIDIARY, INC.

                       =================================


                                 --------------

                                 AUGUST 9, 1996

                                 --------------

                              TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
ARTICLE I        THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         1.1     The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         1.2     Effective Time of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

ARTICLE II       ZANART AND THE SURVIVING CORPORATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         2.1     Articles of Incorporation of the Surviving Corporation . . . . . . . . . . . . . . . . . . . . . . .   1
         2.2     Bylaws of the Surviving Corporation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         2.3     Directors and Officers of Zanart and the Surviving Corporation . . . . . . . . . . . . . . . . . . .   1

ARTICLE III      CONVERSION OF SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         3.1     Exchange Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
         3.2     Exchange of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.3     Dividends; Transfer Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.4     Closing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
         3.5     Supplementary Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

ARTICLE IV       REPRESENTATIONS AND WARRANTIES OF CONTINUCARE  . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         4.1     Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         4.2     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         4.3     Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.4     Consents and Approvals; No Violations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.5     Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
         4.6     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         4.7     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         4.8     Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
         4.9     Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         4.10    Compliance With Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         4.11    Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         4.12    Labor and Employment Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
         4.13    Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         4.14    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9
         4.15    Liabilities of Continucare . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         4.16    Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         4.17    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
         4.18    Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

ARTICLE V        REPRESENTATIONS AND WARRANTIES OF ZANART AND ZSI . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         5.1     Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         5.2     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         5.3     Authority Relative to this Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
         5.4     Consents and Approvals; No Violations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         5.5     Reports and Financial Statements; Eligibility for Use of Form S-3  . . . . . . . . . . . . . . . . .  12
         5.6     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         5.7     Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         5.8     Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         5.9     Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         5.10    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15


         5.11    Compliance With Applicable Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         5.12    Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         5.13    Labor and Employment Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         5.14    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         5.15    Liabilities of Zanart  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         5.16    Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         5.17    Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         5.18    Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

ARTICLE VI       CONDUCT OF BUSINESS PENDING THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         6.1     Conduct of Business Pending the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         6.2     Compensation Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         6.3     Current Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         6.4     Legal Conditions to Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         6.5     Advice of Changes; Government Filings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         6.6     Accounting Methods . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         6.7     Change of Name . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

ARTICLE VII      ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         7.1     Access and Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         7.2     Acquisition Proposals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         7.3     Nasdaq Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         7.4     Private Placement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         7.5     Disposition by Zanart of Existing Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         7.6     Director and Officer Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         7.7     Registration Statement on Form S-3 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         7.8     Public Announcements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         7.9     Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         7.10    Key Man Insurance  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         7.11    Additional Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

ARTICLE VIII     CONDITIONS TO CONSUMMATION OF THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         8.1     Conditions to All Companies' Obligation to Effect the Merger . . . . . . . . . . . . . . . . . . . .  22
         8.2     Conditions to Obligation of Continucare to Effect the Merger . . . . . . . . . . . . . . . . . . . .  23
         8.3     Conditions to Obligation of Zanart and ZSI to Effect the Merger  . . . . . . . . . . . . . . . . . .  23

ARTICLE IX       POST-CLOSING ADJUSTMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

ARTICLE X        TERMINATION, AMENDMENT AND WAIVER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         10.1    Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         10.2    Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         10.3    Amendment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         10.4    Waiver . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

ARTICLE XI       GENERAL PROVISIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         11.1    Confidentiality and Non-Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         11.2    Survival of Representations, Warranties and Agreements . . . . . . . . . . . . . . . . . . . . . . .  26
         11.3    Brokers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
7.11     11.4    Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         11.5    Descriptive Headings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         11.6    Entire Agreement; Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27

         11.7    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         11.8    Parties in Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         11.9    Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         11.10   Validity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         11.11   Investigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         11.12   Attorneys' Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER, dated as of August 9, 1996, by and among Continucare Corporation, a Florida corporation ("Continucare"), Zanart Entertainment Incorporated, a Florida corporation ("Zanart"), and Zanart Subsidiary, Inc., a Florida corporation ("ZSI"). The parties hereto are sometimes hereinafter referred to collectively as the "Companies" or the "Constituent Corporations," or individually as a "Company" or a "Constituent Corporation."

         WHEREAS, the respective Boards of Directors of the Companies deem it advisable and in the best interests of their respective shareholders that ZSI merge with and into Continucare (the "Merger"), with Continucare as the surviving corporation and a wholly-owned subsidiary of Zanart immediately following the Merger, upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:


                                   ARTICLE I

                                  THE MERGER

         1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof) ZSI shall merge with and into Continucare, with Continucare being the surviving corporation in the Merger (the "Surviving Corporation"), and the separate existence of ZSI shall thereupon cease. The Merger shall have the effects set forth in Section 607.1106 of the Florida Business Corporation Act (the "FBCA").

         1.2 Effective Time of the Merger. The Merger shall become effective upon the filing of properly executed Articles of Merger with the Department of State of the State of Florida, which filing shall be made on the Closing Date (as hereinafter defined) after satisfaction of the conditions set forth in Article VIII hereof. When used in this Agreement, the term "Effective Time" shall mean the date and time at which such Articles of Merger are successfully filed.


                                   ARTICLE II

                      ZANART AND THE SURVIVING CORPORATION

         2.1 Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of ZSI as in effect at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with such Articles and applicable law.

         2.2 Bylaws of the Surviving Corporation. The Bylaws of Continucare as in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with such Bylaws and applicable law.

         2.3     Directors and Officers of Zanart and the Surviving Corporation.

         (a) Immediately following the Effective Time, the Board of Directors of each of the Companies shall take or cause to be taken all necessary action so that, at the Effective Time, the Board of Directors of each of Zanart and the Surviving Corporation shall consist of seven (7) individuals designated by

Continucare, including the following three individuals who have consented to serve as directors of the Company, each of whom shall serve until their respective successors have been elected and duly qualified:

                             Charles M. Fernandez
                             Arthur Goldberg
                             Dr. Phillip Frost

         (b) Immediately following the replacement of the Board of Directors pursuant to Section 2.3(a) above, the Board of Directors of each of the Companies shall take or cause to be taken all necessary action so that the officers of each of Zanart and the Surviving Corporation shall include the following:

       Charles M. Fernandez  -  Chairman, President and Chief Executive Officer
       Dr. Phillip Frost     -  Vice Chairman
       Douglas Miller        -  Executive Vice President
       Barry Goldstein       -  Executive Vice President



                                  ARTICLE III

                              CONVERSION OF SHARES

         3.1 Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:


         (a) Each share ("Continucare Share") of common stock, par value $1.00 per share, of Continucare ("Continucare Common Stock") issued and outstanding immediately prior to the Effective Time (which as a condition to Closing shall not exceed 8,300,000 shares) shall be converted at the Effective Time into the right to receive one (1) share ("Zanart Share") of common stock, par value $.0001 per share, of Zanart ("Zanart Common Stock") (the ratio of Continucare Shares exchanged for Zanart Shares is hereinafter referred to as the "Exchange Ratio").

         (b) At the Effective Time, each certificate previously representing any Continucare Shares shall thereafter represent the Zanart Shares into which such Continucare Shares have been converted. Certificates representing Continucare Shares shall be exchanged for certificates representing Zanart Shares issued in consideration therefor upon the surrender of such certificates in accordance with the provisions hereof. If prior to the Effective Time Zanart or Continucare should split or combine the shares of Continucare Common Stock or Zanart Common Stock, or pay a stock dividend or other stock distribution in shares of Continucare Common Stock or Zanart Common Stock, then the Exchange Ratio will be appropriately adjusted to reflect such split, combination, dividend or other distribution.

         (c) Each share of Continucare Common Stock held in treasury of Continucare immediately prior to the Effective Time shall be canceled and retired and cease to exist, and no shares of Zanart Common Stock or any other consideration shall be issued in exchange therefor.

         3.2     Exchange of Shares.

         (a) No later than the Effective Time, Zanart shall make available, and each holder of Continucare Shares will be entitled to receive, upon surrender to Zanart of one or more certificates representing such Continucare Shares for cancellation, certificates representing the number of Zanart Shares into which such Continucare Shares are converted in the Merger. The Zanart Shares into which the Continucare Shares shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

         (b) As soon as reasonably practicable after the Effective Time, Zanart shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Continucare Shares (the "Certificates") which were converted into Zanart Shares pursuant to Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Zanart and shall be in such form and have such other provisions as Zanart and Continucare may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Zanart Shares. Upon surrender of a Certificate for cancellation to Zanart together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of Zanart Shares which such holder has the right to receive in respect of the Certificates surrendered pursuant to the provisions of this Article III.

         (c) In the event that any Certificate representing Continucare Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, Zanart will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate the number of Zanart Shares into which such Continucare Shares are converted in the Merger in accordance with this Article III. When authorizing such issuance in exchange therefor, the Board of Directors of Zanart may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give Zanart a bond in such sum as it may direct as indemnity, or such other form of indemnity, as it shall direct, against any claim that may be made against Zanart with respect to the Certificate alleged to have been lost, stolen or destroyed.

         (d) At and after the Effective Time, the holders of Certificates representing Continucare Shares to be exchanged for Zanart Shares pursuant to this Agreement shall cease to have any rights as shareholders of Continucare except for the right to surrender such stock certificates in exchange for Zanart Shares as provided herein.

         3.3 Dividends; Transfer Taxes. No dividends that are declared on Zanart Shares will be paid to persons entitled to receive Zanart Shares until such persons surrender their Certificates representing Continucare Shares.
Upon such surrender, there shall be paid to the person in whose name the certificates representing such Zanart Shares shall be issued any dividends which shall have become payable with respect to such Zanart Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any Zanart Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to Zanart any transfer or other taxes required by reason of the issuance of certificates for such Zanart Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Zanart that such tax has been paid or is not applicable.

         3.4 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. ("Greenberg Traurig"), 1221 Brickell Avenue, Miami, Florida 33131, at 9:00 am., local time, on the first business day (the "Closing Date") after the day on which all of the conditions set forth in Article VIII hereof are satisfied or waived, or at such other date, time and place as the Companies shall agree.

         3.5 Supplementary Action. If at any time after the Effective Time, any further assignments or assurances in law or any other things are necessary or desirable to vest or to perfect or confirm of record in the Surviving Corporation the title to any property or rights of any Constituent Corporation, or otherwise to effectuate the provisions of this Agreement, the officers and directors of the Surviving Corporation are hereby authorized and empowered on behalf of the Constituent Corporations, in the name of and on behalf of any Constituent Corporation, as appropriate, to execute and deliver any and all things necessary or proper to vest or to perfect or confirm title to such property or rights in the Surviving Corporation, and otherwise to effectuate the purposes and provisions of this Agreement.


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF CONTINUCARE

         As used in this Agreement, (i) the term "Material Adverse Effect" means, with respect to Continucare, a material adverse effect on the business, assets, prospects, results of operation or financial condition of Continucare and its subsidiaries taken as a whole or in the ability of Continucare to perform its obligations hereunder and (ii) the word "subsidiary" when used with respect to Continucare means any corporation or other organization, whether incorporated or unincorporated, of which Continucare or any other subsidiary of Continucare is a general partner or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporations or other organizations is directly or indirectly owned or controlled by Continucare and/or by any one or more of its subsidiaries.

         Continucare represents and warrants, with respect to itself and its subsidiaries, to Zanart and ZSI, except as disclosed to Zanart or ZSI in a writing designated as a "Schedule" or a "Disclosure Schedule" attached to this Agreement or any other disclosure acknowledged in writing by Zanart or ZSI as having been disclosed, as follows (with any reference in any Disclosure Schedule being deemed to have been disclosed in all Disclosure Schedules):

         4.1 Organization. Continucare is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted. Continucare is duly qualified as a foreign corporation to do business and is in good standing (to the extent the concept of good standing exists) in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect. Each corporate subsidiary of Continucare is a corporation duly organized, validly existing and in good standing (to the extent the concept of good standing exists) under the laws of its jurisdiction of incorporation or organization, has the corporate power to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing (to the extent the concept of good standing exists) in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so duly organized, validly existing and in good standing, to have such corporate power or to be so qualified will not have a Material Adverse Effect.

         4.2 Capitalization. As of the date hereof, Continucare has authorized 10,000,000 shares of Continucare Common Stock, of which 5,000,000 shares are issued and outstanding. Pursuant to the Private Placement (as defined and referred to in Section 7.5 hereof), Continucare will offer an additional 3,300,000 shares of Continucare Common Stock to the persons and in the amounts as set forth on Schedule 7.4 hereof. All of the issued and outstanding Continucare Shares have been, and all of the Private Placement Shares (as defined in Section 7.4 hereof) will be, following the Private Placement (as defined in Section 7.4 hereof) validly issued, and are, and in the case of the Private Placement Shares will be, following the Private

Placement, fully paid and nonassessable and free of preemptive rights or similar rights created by statute, the Articles of Incorporation or Bylaws of Continucare or any agreement by which Continucare, any of its subsidiaries or any of its shareholders is a party or by which it or any of its shareholders is bound, other than certain preemptive and other rights under that certain Shareholders Agreement dated as of February 12, 1996 between Continucare and all of the shareholders of Continucare (the "Continucare Shareholders' Agreement"), which rights have been waived in connection with the Private Placement and which Agreement will be terminated as of the Effective Time. Except as set forth above, there are not as of the date of this Agreement any shares of capital stock of Continucare issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Continucare or any other person or entity to issue, transfer or sell any shares of its capital stock. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of Continucare may vote ("Voting Debt") were issued and outstanding.

         4.3 Authority Relative to this Agreement. Continucare has the corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Continucare and the consummation by Continucare of the transactions contemplated hereby have been duly authorized by the Board of Directors and the shareholders of Continucare and no other corporate proceedings on the part of Continucare are necessary to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Continucare and constitutes the legal, valid and binding obligation of Continucare, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

         4.4 Consents and Approvals; No Violations. Except for filings required under state securities or blue sky laws, and filing and recordation of Articles of Merger under the FBCA [and filings required by Rule 14(f) under the Securities Act of 1933, as amended (the "Securities Act")], no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Continucare of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Continucare, nor the consummation by Continucare of the transactions contemplated hereby, nor compliance by Continucare with any of the provisions hereof, will (a) result in any breach of the Articles of Incorporation or Bylaws of Continucare, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Continucare or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Continucare, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults that would not have a Material Adverse Effect.

         4.5 Financial Statements. Continucare has delivered to Zanart copies of the consolidated balance sheet and the related consolidated statement of income and consolidated statement of cash flows (including related notes and schedules) of Continucare as of and for the five months ended June 30, 1996 (representing the period of operations since the date of incorporation of Continucare) and will, prior to the expiration of the due diligence period referred to in Section 10.1(e) hereof, deliver to Zanart copies of the audited consolidated balance sheet and related consolidated statement of income and consolidated statement of cash flows (including related notes and schedules) as of and for such five-month period, together with an opinion of Deloitte & Touche LLP thereon to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of Continucare as of and for such period in accordance with generally accepted accounting principles ("GAAP") (such unaudited and audited financial statements are hereinafter collectively referred to as the "Continucare Financials"). The Continucare Financials (as of the dates thereof and for the period covered thereby) (i) have been, or in the case of the audited Continucare Financials will be, prepared in accordance with the books and records of Continucare, which are complete and accurate in all material respects and (ii) present, or in the case of the audited Continucare Financials will present, fairly the financial position and the results of operations and statements of cash flows of Continucare and its subsidiaries on a consolidated basis as of the dates and for the periods indicated, in accordance with GAAP, except for normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.

         4.6 Absence of Certain Changes or Events. Except as disclosed in the Continucare Financials, since June 30, 1996, neither Continucare nor any of its subsidiaries has: (a) taken any of the actions set forth in Sections 6.1(b), 6.1(c) or 6.1(e) hereof; (b) incurred any liability material to Continucare and its subsidiaries on a consolidated basis, except in the ordinary course of its business, consistent with past practices; (c) suffered a change, or any event involving a prospective change, in the business, assets, prospects, financial condition or results of operations of Continucare or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or (d) conducted its business and operations other than in the ordinary course of business and consistent with past practices.

         4.7 Litigation. As of the date of this Agreement, (i) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the knowledge of Continucare, threatened against or involving Continucare or any of its subsidiaries, or any of their respective properties or rights, before any court, arbitrator, or administrative or governmental body, (ii) there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Continucare or any of its subsidiaries and (iii) neither Continucare nor its subsidiaries are in violation of any term of any judgments, decrees, injunctions or orders outstanding against them.

         4.8     Contracts.

         (a) Schedule 4.8(a) hereof lists each of the material contracts, instruments, mortgages, notes, security agreements, leases or agreements, whether oral or written (collectively, the "Continucare Scheduled Contracts"), to which Continucare or any of its subsidiaries is a party that relates to or affects the assets or operations of Continucare or any of its subsidiaries or to which Continucare or any of its subsidiaries or their respective assets or operations may be bound or subject. Each of the Continucare Scheduled Contracts is a valid and binding obligation of Continucare and in full force and effect (with respect to Continucare or such subsidiary), except for where the failure to be in full force and effect would not individually or in the aggregate have a Material Adverse Effect. Except to the extent that the consummation of the transactions contemplated by this Agreement may require the consent of third parties, as identified in Schedule 4.8(a), there are no existing defaults by Continucare or any of its subsidiaries, and no event has occurred which, after the giving of notice or the passage of time, or both, would constitute a default, under the Continucare Scheduled Contracts or, to the knowledge of Continucare, by any other party thereto, which defaults, individually or in the aggregate, would have a Material Adverse Effect; and no event of default has occurred, and no event, condition or occurrence exists, that (whether with or without notice, lapse of time or the occurrence of any other event) would constitute a default by Continucare or any of its subsidiaries thereunder which default would, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 4.8(a), Continucare is not liable for the debts, obligations or liabilities of any other entity or person pursuant to any guaranty, surety, indemnity or similar arrangement.

         (b) Except as set forth in Schedule 4.8(b), as of the date of this Agreement neither Continucare nor any of its subsidiaries is a party to any oral or written (i) consulting agreement not terminable on 60 days or less notice involving the payment of more than $50,000 per annum, (ii) joint venture agreement, (iii) noncompetition or similar agreement that restricts Continucare or its subsidiaries from engaging in a line of business either in total or in a particular territory or for a particular period, (iv) agreement with any executive officer or other employee of Continucare or any subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Continucare of the nature contemplated by this Agreement and which provides for the payment of in excess of $10,000, (v) agreement with respect to any executive officer or other employee of Continucare or any subsidiary providing any term of employment beyond one year or compensation guaranty in excess of $75,000 per annum; (vi) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (vii) contracts obligating Continucare to provide products or services for a period of one year or more, or providing for aggregate liability to Continucare in excess of $50,000; (viii) leases of real property, and leases of personal property not cancelable without penalty on notice of sixty (60) days or less or calling for payment of an annual gross rental exceeding Twenty-Five Thousand Dollars ($25,000.00); (ix) employment agreements, management service agreements, consulting agreements, confidentiality agreements, non-competition agreements and any other agreements relating to any employee, officer or director of Continucare; (x) licenses, assignments or transfers of trademarks, trade names, service marks, patents, copyrights, trade secrets or know how, or other agreements regarding proprietary rights or intellectual property; (xi) any contract relating to pending capital expenditures by Continucare; and (xii) other material contracts or understandings, irrespective of subject matter and whether or not in writing, not entered into in the ordinary course of business by Continucare and not otherwise disclosed on the Disclosure Schedules. Except as specified in Schedule 4.8(b), no officer, director, affiliate, shareholder, or any family member thereof, of Continucare has, either directly or indirectly
(a) any beneficial interest in any contract or agreement to which Continucare is a party or by which it may be bound, or (b) any beneficial interest in any entity which is a party to any contract or agreement with Continucare.

         4.9 Taxes. For the purposes of this section, the term "tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on Continucare or any of its Tax Affiliates (as hereinafter defined), including any income, profit, franchise, gross receipts, payroll, sales, employment, worker's compensation, use, property, withholding, excise, occupancy, environmental and other taxes, duties or assessments of any nature, whatsoever. Continucare has filed or caused to be filed timely all material federal, state, local and foreign tax returns required to be filed by it and each member of its consolidated group (each such member a "Tax Affiliate"). Such returns, reports and other information are accurate and complete in all material respects. Continucare has paid or caused to be paid or has made adequate provision or set up an adequate accrual or reserve for the payment of all taxes due in respect of the periods for which returns are due, and has established an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither Continucare nor any of its Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither Continucare nor any of its Tax Affiliates is delinquent in the payment of any tax in excess of the amount reserved or provided therefor, and no deficiencies for any tax, assessment or governmental charge in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given or requested. Continucare's federal and state income tax returns have never been audited by the Internal Revenue Service or comparable state agencies.

         4.10 Compliance With Applicable Law. Continucare and each of its subsidiaries holds all licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of Continucare and its subsidiaries is not being conducted in violation of, any provision of any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to Continucare or any of its subsidiaries, each of which is identified on Schedule 4.10 hereto, except to the extent that the failure to hold any such licenses, franchises, permits or authorizations, or any such violation, would not, individually or in the aggregate, have a Material Adverse Effect. All such licenses, permits and other authorizations are valid and in full force and effect, Continucare is in full compliance with the respective requirements thereof, and no proceeding is pending or threatened to revoke or amend any of them. None of such licenses, permits and other authorizations is or will be impaired or in any way affected by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Continucare has complied with every law, rule and regulation to which it or its business, operations, assets or properties are subject, except where the failure to so comply would not have a Material Adverse Effect. Neither Continucare nor any officer, employee, or agent authorized by and acting pursuant to the authority granted by Continucare, or any consultant to Continucare, has unlawfully offered, paid or agreed to pay or deliver, directly or indirectly, on behalf of or for Continucare, any money or anything of value to, or for the benefit of, any individual who is or was a candidate for public office (other than lawful campaign contributions), or any official, employee or agent of any governmental or regulatory body or authority or an officer, agent or employee of any client, customer or supplier of Continucare.

         4.11 Subsidiaries. Schedule 4.11 lists all the subsidiaries of Continucare as of the date of this Agreement and indicates for each such corporate subsidiary the jurisdiction of its incorporation or organization and Continucare has no legal or beneficial equity interest in any other business or entity, and Continucare has no right to acquire any such ownership interest. All of the outstanding shares of capital stock or other equity interests of each of the subsidiaries are (i) held by Continucare or one of such wholly owned subsidiaries, (ii) fully paid and nonassessable, and (ii) owned by Continucare or one of such wholly owned subsidiaries free and clear of any claim, lien or encumbrance except for Continucare Medical Network, Inc., 25% of the outstanding shares of which are owned by Joann Telmosse. There are no issued and outstanding options, warrants, rights, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating any subsidiaries of Continucare to issue or transfer any shares of its capital stock. Except as set forth on Schedule 4.11, none of Continucare's shareholders, officers or directors, nor any entities owned or controlled by Continucare or its shareholders, officers or directors are engaged in the same or a similar business as the business engaged in by Continucare, other than through Continucare.

         4.12 Labor and Employment Matters. (a) Continucare and its subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation the Immigration Reform and Control Act ("IRCA"), the Worker Adjustment and Retraining Notification Act ("WARN"), and such laws respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the knowledge of Continucare, is any such investigation threatened or has any such investigation occurred, and no governmental entity has provided any notice to Continucare or any of its subsidiaries or otherwise asserted an intention to conduct any such investigation; (c) to the knowledge of Continucare, there is no labor dispute actually pending or, to the knowledge of Continucare, threatened against Continucare or any of its subsidiaries; (d) to the knowledge of Continucare, no union representation question or union organizational activity exists respecting the employees of Continucare or any of its subsidiaries; (e) no collective bargaining agreement exists which is binding on Continucare or any of its subsidiaries; (f) neither Continucare nor any of its subsidiaries has experienced any material work stoppage or other material labor difficulty; and (g) in the event of termination of the employment of any of the current officers, directors, employees or agents of Continucare or any of its subsidiaries, neither Continucare, any of its subsidiaries, any other Company, the Surviving Corporation nor Zanart will, pursuant to any agreement or by reason of anything done prior to the Effective Time by Continucare or any of its subsidiaries, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits.

         4.13    Employee Benefit Plans.

         (a) Continucare has previously delivered to Zanart a true and complete list of each written or formal employee benefit plan (including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) policy or agreement that is maintained (all of the foregoing the "Benefit Plans"), or is or was contributed to by Continucare or pursuant to which Continucare or any trade or business, whether or not incorporated (an "ERISA Affiliate"), which together with Continucare would be deemed a "single employer" within the meaning of Section 4001 of ERISA, is still potentially liable for payments, benefits or claims. A copy of each Benefit Plan as currently in effect and, if applicable, the most recent Annual Report, Actuarial Report or Valuation, Summary Plan Description, Trust Agreement and a Determination Letter issued by the IRS for each Benefit Plan have heretofore been delivered to the other Companies. No Benefit Plan was or is subject to Title IV of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended (the "Code")(including any "multiemployer plan," as defined in Section 3(37) of ERISA).

         (b) Each of the Benefit Plans that are subject to ERISA is in substantial compliance with ERISA; each of the Benefit Plans intended to be "qualified" within the meaning of Section 401 (a) of the Code is so qualified; and no event has occurred, and to Continucare's knowledge, there exists no condition or set of circumstances, in connection with which Continucare or any ERISA Affiliate is or could be subject to liability (except liability for benefit claims and funding obligations payable in the ordinary course) under ERISA, the Code, or any other applicable law with respect to any Benefit Plan.

         (c) All contributions or other amounts payable by Continucare or its subsidiaries through June 30, 1996 with respect to each Benefit Plan in respect of current or prior plan years have been either paid or accrued on the most recent financial statements of Continucare made available to the other Companies. Any contributions or other amounts payable by Continucare or its subsidiaries for periods between June 30, 1996 and the Effective Time with respect to each Benefit Plan in respect of current or prior plan years have been or will be either paid or accrued in the normal course of business on the books and records of Continucare at or prior to the Effective Time. There are no pending, or, to the knowledge of Continucare, threatened or anticipated claims (other than routine claims for benefits) by or on behalf of or against any of the Benefit Plans or any trusts or other funding vehicles related thereto.

         (d) No Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any comparable state law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Continucare or the ERISA Affiliates, or (iv) benefits the full cost of which is borne by the current or former employee or his or her beneficiary).

         4.14 Insurance. As of the date hereof, Continucare and each of its subsidiaries are insured by insurers reasonably believed by Continucare to be of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring Continucare or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect. As of the date hereof, there are no material claims by Continucare or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

         4.15 Liabilities of Continucare. Continucare does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except (a) to the extent reflected or taken into account in the Continucare Financials and not heretofore paid or discharged, (b) to the extent specifically set forth in or incorporated by express reference in any of the Disclosure Schedules attached hereto, (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Continucare Financials (none of which relate to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding),(d) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (e) liabilities incurred in the ordinary course of business prior to the date of the Continucare Financials which, in accordance with GAAP consistently applied, were not recorded thereon.

         4.16 Environmental Matters. Continucare is and has at all times been in compliance with all applicable federal, state and local environmental, health and safety laws governing its business, operations, properties and assets. Continucare is not currently liable for any penalties, fines or forfeitures for failure to comply with environmental, health and safety laws. Continucare is in full compliance with all notice, record keeping and reporting requirements of all environmental, health and safety laws, and has complied with all informational requests or demands arising under the environmental, health and safety laws. There are no environmental administrative, judicial or regulatory proceedings pending or threatened by any federal, state, regional or local authorities, or third parties against Continucare, its businesses, operations,





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

properties or assets, which question the validity or entitlement of Continucare to any permit, license, order, approval or registration required by the environmental, health and safety laws for the ownership, lease or use of Continucare's properties and assets and the operation of its business or wherein an unfavorable decision, ruling or finding could have a Material Adverse Effect on Continucare, or which would impose any liability upon Continucare in the event that the transactions contemplated by this Agreement are consummated.

         4.17 Disclosure. No representation or warranty by Continucare, including any Schedules or any certificate or any other document required to be delivered hereunder or any certificate furnished or to be furnished by Continucare or made in connection with the negotiation, execution or performance of the provisions hereof or made in connection with the transactions contemplated hereby contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements made, in light of the circumstances in which they are made, not misleading

         4.18 Real Estate. Except as set forth on Schedule 4.18, Continucare does not own any real property or any interest therein and Schedule
4.18 sets forth a list of all leases, licenses or similar agreements ("Leases") to which Continucare is a party. The Leases are in full force and effect and have not been amended, and no party thereto is in default or breach under any such Lease.





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

                                   ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF ZANART AND ZSI

         As used in this Agreement, (i) the term "Material Adverse Effect" means, with respect to Zanart, a material adverse effect on the business, assets, prospects, results of operation or financial condition of Zanart and its subsidiaries taken as a whole or in the ability of Zanart to perform its obligations hereunder, and (ii) the word "subsidiary" when used with respect to Zanart means any corporation or other organization, whether incorporated or unincorporated, of which Zanart or any other subsidiary of Zanart is a general partner or of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporations or other organizations is directly or indirectly owned or controlled by Zanart and/or by any one or more of its subsidiaries.

         Each of Zanart and ZSI represents and warrants, with respect to itself and its subsidiaries, to Continucare, except as disclosed to Continucare in a writing designated as a "Schedule" or a "Disclosure Schedule" attached to this Agreement, as follows (with any reference in any Disclosure Schedule being deemed to have been disclosed in all Disclosure Schedules):

         5.1 Organization. Zanart and ZSI are corporations duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power to carry on its business as it is now being conducted. Zanart and ZSI are duly qualified as foreign corporations to do business and are in good standing (to the extent the concept of good standing exists) in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect. Each corporate subsidiary of such Zanart and ZSI is a corporation duly organized, validly existing and in good standing (to the extent the concept of good standing exists) under the laws of its jurisdiction of incorporation or organization, has the corporate power to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing (to the extent the concept of good standing exists) in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so duly organized, validly existing and in good standing, to have such corporate power or to be so qualified will not have a Material Adverse Effect.

         5.2 Capitalization. As of the date hereof, the authorized capital stock of each of Zanart and ZSI is as set forth in Schedule 5.2 hereto. As of the date hereof, the number of shares of capital stock of Zanart and ZSI issued and outstanding are as set forth in Schedule 5.2 hereto. All of the issued and outstanding Shares of Zanart and ZSI are validly issued, fully paid and nonassessable and free of preemptive rights or similar rights created by statute, the Articles or Certificate of Incorporation or Bylaws of Zanart and ZSI or any agreement by which Zanart and ZSI, any of their subsidiaries are a party or by which they are bound. Except (a) as set forth above, or (b) as disclosed in Schedule 5.2 hereto, there are not as of the date of this Agreement any shares of capital stock of Zanart or ZSI issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Zanart or ZSI to issue, transfer or sell any shares of their capital stock. As of the date hereof, no securities constituting Voting Debt were issued and outstanding with respect to Zanart or ZSI.

         5.3 Authority Relative to this Agreement. Zanart and ZSI have the corporate power and authority to enter into this Agreement and to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Zanart and ZSI and the consummation by Zanart and ZSI of the transactions contemplated hereby have been duly authorized by the Board of Directors of Zanart and ZSI and by the shareholder of ZSI and no other corporate proceedings on the part of Zanart or ZSI are necessary to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Zanart and ZSI and constitutes the legal, valid and binding obligation of Zanart and ZSI, enforceable against Zanart and ZSI in accordance with their terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

         5.4 Consents and Approvals; No Violations. Except for applicable requirements of the Securities Act, the Exchange Act, state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws, and filing and recordation of Articles of Merger under the FBCA, or as otherwise disclosed in Schedule 5.4, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Zanart and ZSI of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Zanart and ZSI, nor the consummation by Zanart and ZSI of the transactions contemplated hereby, nor compliance by Zanart and ZSI with any of the provisions hereof, will (a) result in any breach of the Articles of Incorporation or Bylaws of Zanart and ZSI, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Zanart or ZSI or any of their subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Zanart or ZSI, any of their subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults that would not have a Material Adverse Effect.

         5.5     Reports and Financial Statements; Eligibility for Use of Form
S-3.

                 (a) Zanart has filed in a timely manner all reports required to be filed by it with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") since the date of its public offering of Shares on May 11, 1995 pursuant to the Securities Act [of 1933, as amended (the "Securities Act")], including, without limitation, an Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 and quarterly reports on Form 10-QSB for each of the first three fiscal quarters of fiscal 1996 (collectively the "SEC Reports"), and has previously furnished or made available to Continucare true and complete copies of all such SEC Reports. None of such SEC Reports, as of their respective dates (as amended through the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets (including the related notes) included in the SEC Reports fairly presents in all material respects the consolidated financial position of Zanart and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present in all material respects the results of operations and cash flows of Zanart and its subsidiaries for the respective periods or as of the respective dates set forth therein, all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein and the absence of any notes thereto.

                 (b) Zanart is eligible to use Form S-3 for registration under the Securities Act of securities offered in the transactions specified in paragraph I.B.3 of the General Instructions contained in Form S-3.

         5.6 Absence of Certain Changes or Events. Except as disclosed in the SEC Reports filed prior to the date of this Agreement and except for the transactions contemplated hereby, since June 30, 1996, neither Zanart, ZSI nor any of their subsidiaries has: (a) taken any of the actions set forth in Sections 6.1(b), 6.1(c) or 6.1(e) hereof; (b) incurred any liability material to Zanart or ZSI and their subsidiaries on a consolidated basis, except in the ordinary course of its business, consistent with past practices; (c) suffered a change, or any event involving a prospective change, in the business, assets, financial condition or results of operation of Zanart or ZSI or any of their subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or (d) conducted their business and operations other than in the ordinary course of business and consistent with past practices. Continucare acknowledges that Zanart has since June 30, 1996 incurred significant operating losses which have or could have a Material Adverse Effect on Zanart.

         5.7 Litigation. As of the date of this Agreement, except as disclosed in the SEC Reports filed prior to the date of this Agreement or on
Schedule 5.7 and except to the extent that individually and in the aggregate they would not reasonably be expected to have a Material Adverse Effect (i) there is no action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the knowledge of Zanart and ZSI, threatened against or involving Zanart or ZSI or any of their subsidiaries, or any of their properties or rights, before any court, arbitrator, or administrative or governmental body, (ii) there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Zanart or ZSI or any of their subsidiaries, and
(iii) Zanart and ZSI and their subsidiaries are not in violation of any term of any judgments, decrees, injunctions or orders outstanding against them.
Schedule 5.7 hereof sets forth a description of all such material litigations, actions, suits, proceedings, arbitrations, investigations known to it, judgements, decrees, injunctions or orders pending, or to its knowledge, threatened against or involving Zanart or ZSI or any of their subsidiaries, or any of their respective properties or rights as of the date hereof, except in each case for any matter reflected, and described in all material respects, in the SEC Reports.

         5.8     Contracts.

         (a) Schedule 5.8 hereof lists each of the material contracts, instruments, mortgages, notes, security agreements, leases or agreements (collectively, the "Zanart Scheduled Contracts") to which Zanart, ZSI or any of their subsidiaries are a party that relates to or affects the assets or operations of Zanart, ZSI or any of their subsidiaries or to which Zanart or ZSI or any of their subsidiaries or their respective assets or operations may be bound or subject. Each of the Zanart Scheduled Contracts is a valid and binding obligation of Zanart and/or ZSI and in full force and effect (with respect to Zanart or ZSI or their subsidiaries), except for where the failure to be in full force and effect would not individually or in the aggregate have a Material Adverse Effect. There are no existing defaults by Zanart or ZSI or any of their subsidiaries, and no event has occurred which, after the giving of notice or the passage of time, or both, would constitute a default, under the Zanart Scheduled Contracts or, to the knowledge of Zanart and ZSI, by any other party thereto, which defaults, individually or in the aggregate, would have a Material Adverse Effect; and no event of default has occurred, and no event, condition or occurrence exists, that (whether with or without notice, lapse of time or the occurrence of any other event) would constitute a default by Zanart or ZSI or any of their subsidiaries thereunder which default would, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.8(a), Zanart and ZSI are not liable for the debts, obligations or liabilities of any other entity or person pursuant to any guaranty, surety, indemnity or similar arrangement.

         (b) Except as set forth or reflected in any schedule attached hereto), as of the date of this Agreement neither Zanart, ZSI nor any of their subsidiaries is a party to any oral or written (i) consulting agreement not terminable on 60 days or less notice involving the payment of more than $50,000 per annum, (ii) joint venture agreement, (iii) noncompetition or similar agreements that restricts Zanart or ZSI or their subsidiaries from engaging in a line of business either in total or in a particular territory or for a particular period, (iv) agreement with any executive officer or other employee of Zanart or ZSI or any subsidiary the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Zanart or ZSI of the nature contemplated by this Agreement and which provides for the payment of in excess of $10,000, (v) agreement with respect to any executive officer of Zanart or ZSI or any subsidiary providing any term of employment beyond one year or compensation guaranty in excess of $75,000 per annum, or (vi) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (vii) contracts obligating Zanart or ZSI to provide products or services for a period of one year or more, or providing for aggregate liability to Zanart or ZSI in excess of $50,000; (viii) leases of real property, and leases of personal property not cancelable without penalty on notice of sixty (60) days or less or calling for payment of an annual gross rental exceeding Twenty-Five Thousand Dollars ($25,000.00); (ix) employment agreements, management service agreements, consulting agreements, confidentiality agreements, non-competition agreements and any other agreements relating to any employee, officer or director of Zanart or ZSI; (x) licenses, assignments or transfers of trademarks, trade names, service marks, patents, copyrights, trade secrets or know how, or other agreements regarding proprietary rights or intellectual property; (xi) any contract relating to pending capital expenditures by Zanart or ZSI; and (xii) other material contracts or understandings, irrespective of subject matter and whether or not in writing, not entered into in the ordinary course of business by Zanart or ZSI and not otherwise disclosed on the Disclosure Schedules. Except as specified in Schedule 5.8(b), no officer, director, or any family member thereof, of Zanart has, either directly or indirectly (a) any beneficial interest in any contract or agreement to which Zanart is a party or by which it may be bound, or (b) any beneficial interest in any entity which is a party to any contract or agreement with Zanart.

         5.9     Employee Benefit Plans.

         (a) Zanart and ZSI have previously delivered to Continucare a true and complete list of each written or formal Benefit Plan policy or agreement that is or was contributed to by Zanart or ZSI pursuant to which Zanart or ZSI or any ERISA Affiliate, which together with Zanart or ZSI would be deemed a "single employer" within the meaning of Section 4001 of ERISA, is still potentially liable for payments, benefits or claims. A copy of each Benefit Plan as currently in effect and, if applicable, the most recent Annual Report, Actuarial Report or Valuation, Summary Plan Description, Trust Agreement and a Determination Letter issued by the IRS for each Benefit Plan have heretofore been delivered to Continucare. No Benefit Plan was or is subject to Title IV of ERISA or Section 412 of the Code (including any "multiemployer plan," as defined in Section 3(37) of ERISA).

         (b) Each of the Benefit Plans that are subject to ERISA is in substantial compliance with ERISA; each of the Benefit Plans intended to be "qualified" within the meaning of Section 401 (a) of the Code is so qualified; and no event has occurred, and to Zanart's and ZSI's knowledge, there exists no condition or set of circumstances, in connection with which Zanart or ZSI or any ERISA Affiliate is or could be subject to liability (except liability for benefit claims and funding obligations payable in the ordinary course) under ERISA, the Code, or any other applicable law with respect to any Benefit Plan.

         (c) All contributions or other amounts payable by Zanart or ZSI or their subsidiaries through March 30, 1996 with respect to each Benefit Plan in respect of current or prior plan years have been either paid or accrued on the most recent financial statements of Zanart and ZSI made available to Continucare. Any contributions or other amounts payable by Zanart or ZSI or their subsidiaries for periods between March 30, 1996 and the Effective Time with respect to each Benefit Plan in respect of current or prior plan years have been or will be either paid or accrued in the normal course of business on the books and records of Zanart or ZSI at or prior to the Effective Time.
There are no pending, or, to the knowledge of Zanart or ZSI, threatened or anticipated claims (other than routine claims for benefits) by or on behalf of or against any of the Benefit Plans or any trusts or other funding vehicles related thereto.

         (d) No Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees for periods extending beyond their retirement or other termination of service (other than (i) coverage mandated by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any comparable state law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Zanart or ZSI or the ERISA Affiliates, or (iv) benefits the full cost of which is borne by the current or former employee or his or her beneficiary).

         5.10 Taxes. For the purposes of this section, the term "tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any United States federal, state or local authority or any other taxing authority on Zanart or ZSI or any of their Tax Affiliates as to their respective income, profit, franchise, gross receipts, payroll, sales, employment, worker's compensation, use, property, withholding, excise, occupancy, environmental and other taxes, duties or assessments of any nature, whatsoever. Except as set forth on Schedule 5.10, Zanart and ZSI has filed or caused to be filed timely all material federal, state, local and foreign tax returns required to be filed by it and each of its Tax Affiliates. Such returns, reports and other information are accurate and complete in all material respects. Zanart and ZSI have paid or caused to be paid or has made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes shown to be due in respect of the periods for which returns are due, and has established (or will establish at least quarterly) an adequate accrual or reserve for the payment of all taxes payable in respect of the period subsequent to the last of said periods required to be so accrued or reserved. Neither Zanart, ZSI nor any of their Tax Affiliates has any material liability for taxes in excess of the amount so paid or accruals or reserves so established. Neither Zanart, ZSI nor any of their Tax Affiliates is delinquent in the payment of any tax in excess of the amount reserved or provided therefor, and no deficiencies for any tax, assessment or governmental charge in excess of the amount reserved or provided therefor have been threatened, claimed, proposed or assessed. No waiver or extension of time to assess any taxes has been given or requested. Zanart's and ZSI's federal and state income tax returns have never been audited by the Internal Revenue Service or comparable state agencies.

         5.11 Compliance With Applicable Law. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, Zanart and ZSI and each of their subsidiaries holds all licenses, franchises, permits, variances, exemptions, orders, approvals and authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of each of Zanart and ZSI and their subsidiaries is not being conducted in violation of, any provision of any federal, state, local or foreign statute, law, ordinance, rule, regulation, judgment, decree, order, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to Zanart,ZSI or any of their subsidiaries (including, but not limited to, laws relating to the protection of the environment), each of which is identified on
Schedule 5.11 hereto, except to the extent that the failure to hold any such licenses, franchises, permits or authorizations, or any such violation, would not, individually or in the aggregate, have a Material Adverse Effect. Zanart and ZSI have complied with every law, rule or regulation to which they or their business, operations, assets or properties are subject, except where the failure to so comply would not have a Material Adverse Effect.

         5.12 Subsidiaries. Zanart has no subsidiaries other than ZSI as of the date of this Agreement. All of the outstanding shares of capital stock or other equity interests of ZSI are (i) held by Zanart or one of such wholly owned subsidiaries, (ii) fully paid and nonassessable and (ii) owned by Zanart free and clear of any claim, lien or encumbrance. There are no issued and outstanding options, warrants, rights, subscriptions, calls, convertible securities or other agreements or commitments obligating ZSI to issue or transfer any shares of its capital stock.

         5.13 Labor and Employment Matters. (a) Zanart and ZSI and their subsidiaries are and have been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation the IRCA, the WARN Act and such laws respecting employment discrimination, equal opportunity, affirmative action, worker's compensation, occupational safety and health requirements and unemployment insurance and related matters, and are not engaged in and have not engaged in any unfair labor practice; (b) to the knowledge of Zanart or ZSI, no investigation or review by or before any governmental entity concerning any violations of any such applicable laws is pending nor, to the knowledge of Zanart or ZSI is any such investigation threatened or has any such investigation occurred, and no governmental entity has provided any notice to Zanart or ZSI or any of s subsidiaries or otherwise asserted an intention to conduct any such their investigation; (c) to the knowledge of Zanart or ZSI, there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against Zanart or ZSI or any of their subsidiaries; (d) to the knowledge of Zanart or ZSI, no union representation question or union organizational activity exists respecting the employees of Zanart or ZSI or any of their subsidiaries; (e) no collective bargaining agreement exists which is binding on Zanart or ZSI or any of their subsidiaries; (f) neither Zanart, ZSI nor any of their subsidiaries has experienced any material work stoppage or other material labor difficulty; and (g) except for the three amendments to Employment Agreements referenced in Section 8.1(b) hereof, in the event of termination of the employment of any of the current officers, directors, employees or agents of Zanart or ZSI or any of their subsidiaries, neither Zanart, ZSI nor any of their subsidiaries, any other Company nor the Surviving Corporation will, pursuant to any agreement or by reason of anything done prior to the Effective Time by Zanart or ZSI or any of their subsidiaries, be liable to any of said officers, directors, employees or agents for so-called "severance pay" or any other similar payments or benefits, including, without limitation, post-employment healthcare (other than pursuant to COBRA) or insurance benefits.

         5.14 Insurance. As of the date hereof, Zanart and ZSI and each of their subsidiaries are insured by insurers reasonably believed by Zanart or ZSI to be of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which they are engaged. All material policies of insurance and fidelity or surety bonds insuring Zanart or ZSI or any of their subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect. As of the date hereof, there are no material claims by Zanart or ZSI or any of their subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

         5.15 Liabilities of Zanart. Except as set forth on Schedule 5.15 hereto, Zanart does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except (a) to the extent reflected or taken into account in the SEC Reports and not heretofore paid or discharged, (b) to the extent specifically set forth in or incorporated by express reference in any of the Schedules attached hereto, (c) liabilities incurred in the ordinary course of business consistent with past practice since March 30, 1996 (none of which relate to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding),(d) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (e) liabilities incurred in the ordinary course of business prior to March 30, 1996 which, in accordance with GAAP consistently applied, were not recorded thereon.

         5.16 Environmental Matters. Zanart is and has at all times been in compliance with all applicable federal, state and local environmental, health and safety laws governing its business, operations, properties and assets. Zanart is not currently liable for any penalties, fines or forfeitures for failure to comply with environmental, health and safety laws. Zanart is in full compliance with all notice, record keeping and reporting requirements of all environmental, health and safety laws, and has complied with all informational requests or demands arising under the environmental, health and safety laws. There are no environmental administrative, judicial or regulatory proceedings pending or threatened by any federal, state, regional or local authorities, or third parties against Zanart, its businesses, operations, properties or assets, which question the validity or entitlement of Zanart to any permit, license, order, approval or registration required by the environmental, health and safety laws for the ownership, lease or use of Zanart's properties and assets and the operation of its business or wherein an unfavorable decision, ruling or finding could have a

Material Adverse Effect on Zanart, or which would impose any liability upon Zanart in the event that the transactions contemplated by this Agreement are consummated.

         5.17 Disclosure. No representation or warranty by Zanart or ZSI, including any Schedules or any certificate or any other document required to be delivered hereunder or any certificate furnished or to be furnished by Zanart or ZSI or made in connection with the negotiation, execution or performance of the provisions hereof or made in connection with the transactions contemplated hereby contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements made, in light of the circumstances in which they are made, not misleading

         5.18 Real Estate. Zanart does not own any real property or any interest therein and Schedule 5.18 sets forth a list of all Leases to which Zanart or ZSI is a party. The Leases are in full force and effect and have not been amended, and no party thereto is in default or breach under any such Lease.


                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

         6.1 Conduct of Business Pending the Merger. Each Company agrees on its own behalf and on behalf of its subsidiaries that, during the period from the date of this Agreement and continuing until the Effective Time, and except for the permitted transactions set forth on Schedule 6.1 hereto or as expressly contemplated by this Agreement:

         (a) the respective businesses of each Company and its subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices; provided, however, that Zanart may begin activities relating to the Wind-Down and take actions incident thereto.

         (b) such Company and its subsidiaries shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries;
(ii) amend its Articles of Incorporation or Bylaws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property in respect of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or other securities or shares of the capital stock or other securities of any of its subsidiaries;

         (c) such Company and its subsidiaries shall not (i) authorize for issuance, issue, sell, pledge, dispose of, encumber, deliver or agree or commit to issue, sell, pledge, or deliver any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or exchangeable into shares of stock of any class or any Voting Debt (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except that (A) Zanart may issue the number of shares of Zanart Common Stock required to be issued upon exercise of existing stock options, warrants or similar plans, or under other contractual commitments previously made, which options, warrants, plans or commitments have been disclosed in writing to Continucare pursuant hereto and (B) Continucare may issue up to 3,300,000 shares of Continucare Common Stock pursuant to the Private Placement (as defined and referred to in Section 7.4 hereof); (ii) acquire, dispose or transfer, lease, license, mortgage, pledge or encumber any fixed or other material assets; (iii) incur, assume or prepay any material indebtedness, liability or obligation or any other liabilities or issue any debt securities; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary) in a material amount; (v) make any loans, advances or capital contributions to, or investments in, any other person, other than to subsidiaries; (vi) fail to maintain adequate insurance consistent with past practices for their businesses and properties; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

         (d) except as set forth on Schedule 6.1(d), such Company shall use its reasonable efforts to preserve intact the business organization of such Company and its subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and their respective subsidiaries; provided, however, that Zanart may begin activities relating to the Wind-Down and take actions incident thereto;

         (e) such Company and its subsidiaries shall not knowingly take or allow to be taken or fail to take any action which act or omission would jeopardize qualification of the Merger as a "reorganization" within the meaning of Section 368 of the Code; and

         (f) such Company and its subsidiaries shall use all reasonable efforts to prevent any representation or warranty of such Company herein from becoming untrue or incorrect in any material respect.

         6.2 Compensation Plans. During the period from the date of this Agreement and continuing until the Effective Time, each Company agrees as to itself and its subsidiaries that it will not, without the prior written consent of the other Companies (except as contemplated by Section 8.1(b) and 8.2(a) hereof and as required by applicable law or pursuant to existing contractual arrangements or other plans or commitments as otherwise disclosed to the other Companies in the Disclosure Schedules) (a) enter into, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance or other employee benefit plan, agreement, trust, plan, fund or other arrangement between such Company and one or more of its officers, directors or employees (collectively "Compensation Plans"), in each case so as to increase the benefits thereunder except as expressly contemplated hereunder; (b) grant or become obligated to grant any increase in the compensation or fringe benefits of directors, officers or employees (including any such increase pursuant to any Compensation Plan) or any increase in the compensation payable or to become payable to any officer, except, with respect to employees other than officers, for increases in compensation in the ordinary course of business consistent with past practice, or enter into any contract, commitment or arrangement to do any of the foregoing, except for normal increases and non-stock benefit changes in the ordinary course of business consistent with past practice, (c) institute any new employee benefit, welfare program or Compensation Plan, (d) make any change in any Compensation Plan or other employee welfare or benefit arrangement or enter into any employment or similar agreement or arrangement with (i) any executive officer, or (ii) any other employee whose base annual compensation exceeds $50,000, or (e) except as contemplated by Section 8.1(b) hereof, enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of such Company of compensation or benefits contingent, or the terms of which are altered in favor of such individual, upon the occurrence of any of the transactions contemplated by this Agreement.

         6.3 Current Information. From the date of this Agreement to the Effective Time, each of Continucare and Zanart will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than semi-monthly) with representatives of the other and to report the general status of its ongoing operations and to deliver to such other Company (not less than quarterly) unaudited consolidated balance sheets and related consolidated statements of income, stockholders equity and cash flows for the period since the last such report. Each Company will promptly notify the others of any material change in the normal course of business or in its or its subsidiaries' properties or of any of other event that would render any representation set forth in Article IV or V, as the case may be, inaccurate in any material respect.

         6.4 Legal Conditions to Merger. Each Company shall, and shall cause its subsidiaries to, use all reasonable efforts (a) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement, and
(b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries in connection with the Merger and the transactions contemplated by this Agreement. Each Company will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their subsidiaries in connection with the foregoing.

         6.5 Advice of Changes; Government Filings. Each of Continucare and Zanart shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on such party or which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. Zanart shall file all reports required to be filed by it with the SEC between the date of this Agreement and the Effective Time and shall deliver to Continucare copies of all such reports promptly after the same are filed. Each such SEC report filed by Zanart (i) will comply with applicable SEC rules regarding the form, content and time of filing and (ii) will not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except where prohibited by applicable statutes and regulations, each of Continucare and Zanart shall promptly provide the other (or its counsel) with copies of all other filings made by such party with any state or federal government entity in connection with this Agreement or the transactions contemplated hereby.

         6.6 Accounting Methods. No Company shall change its methods of accounting in effect at the date hereof, except as required by changes in generally accepted accounting principles as concurred in by such party's independent auditors, all of which changes shall promptly be disclosed to the other Companies. No Company will change its fiscal year.

         6.7 Change of Name. Promptly following the Effective Time, Zanart will make all reasonable effort to cause its Articles of Incorporation to be amended to change its corporate name and will not use the name Zanart or any variation thereof following the Wind-Down Period.



                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

         7.1 Access and Information. Each Company and their respective subsidiaries shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants and other representatives access during normal business hours throughout the period from the date hereof to the Effective Time to all of its books, records, properties, facilities, personnel, commitments and records (including but not limited to Tax Returns) and, during such period, each shall furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request. No investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger, subject to the provisions of Section 10.1(e) hereof.

         7.2 Acquisition Proposals. Each Company and their respective subsidiaries will not, and will use their best efforts to cause their respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives (for purposes of this Section
7.2 only, being referred to as "affiliates") not to, initiate, solicit or encourage, directly or indirectly, or take any other action to facilitate any inquiries or the making of any proposal with respect to, engage or participate in negotiations concerning, provide any nonpublic information or data to or have any discussions with any person other than a party hereto or their affiliates relating to, any acquisition, tender offer (including a self-tender offer), exchange offer, merger, consolidation, acquisition of beneficial ownership of or the right to vote securities of such entity or any of its subsidiaries, dissolution, business combination, purchase of all or any significant portion of the assets or any division of, or any equity interest in, such entity or any subsidiary, or similar transaction other than the Merger and the Private Placement (such proposals, announcements, or transactions being referred to as "Acquisition Proposals"). Each Company will promptly notify the others orally and in writing if any such Acquisition Proposal (including the terms thereof and identity of the persons making such proposals) is received and furnish to the other parties hereto a copy of any written proposal.

         7.3 Nasdaq Listing. The Companies shall take such action as may be necessary or desirable to timely list the Zanart Shares to be issued pursuant to the Merger on Nasdaq (small capitalization).

         7.4 Private Placement. As promptly as practicable, Continucare shall prepare all required documentation and take such steps as are necessary to effectuate the sale, contingent upon the effectiveness of the Merger, by Continucare of an aggregate of 3,300,000 shares of Continucare Common Stock (the "Private Placement Shares") at a price of $2.00 per share, which will be offered and sold to the persons and in the amounts approximately as set forth on Exhibit A attached hereto. The Private Placement Shares will be offered and sold pursuant to a Term Sheet and related Subscription Agreement in the form attached hereto as Exhibit A. The offer and sale of the Private Placement Shares is hereinafter referred to as the "Private Placement." The Private Placement shall be structured in such a manner as to be exempt from the registration requirements of Section 5 of the Securities Act, and the Private Placement Shares shall be offered and sold only to those persons who are "accredited investors," as defined in Rule 501(a) of the Securities Act.

         7.5 Disposition by Zanart of Existing Business. Within three months from the Closing Date (such three-month period being hereinafter referred to as the "Wind-Down Period"), Zanart shall take such steps as are necessary to effectuate the sale or other disposition of the assets (other than cash) and the discharge of all liabilities relating to Zanart's existing licensing business (the "Existing Business"). Such sale or other disposition shall be upon such terms and conditions as those that could be obtained in an arms-length transaction with unaffiliated parties, and is hereinafter referred to as the "Wind-Down." During the Wind-Down Period, Zanart shall continue to employ Todd Slayton, Robert Stein and Thomas Zotos for purposes of managing the Wind-Down, all in accordance with the terms of the Employment Agreements.

         7.6 Director and Officer Indemnification. All rights to indemnification and advancement of expenses existing in favor of the directors, officers and agents of any Company (the "Indemnified Parties") under the provisions existing on the date hereof of any Company's Articles of Incorporation, Bylaws and indemnification agreements of any Company, including, without limitation, those listed on the Disclosure Schedules hereto (collectively, the "Indemnification Provisions") shall survive the Effective Time for at least six years thereafter (or such longer period as shall be required under any indemnification agreement) and Zanart agrees to indemnify and advance expenses to the Indemnified Parties to the full extent required or permitted by any Company under the provisions existing on the date hereof of any Company's Articles of Incorporation, Bylaws and indemnification agreements of any Company. Each Company further covenants and agrees that it will not amend the Indemnification Provisions in a manner which would reduce, diminish or otherwise impair the right to indemnification thereunder to the Indemnified Parties for a period of six years following the Closing Date, except as may be required by law.

         7.7 Registration Statement on Form S-3. Following the Effective Time, Zanart shall at its sole cost and expense promptly file and use its best efforts to cause to be declared effective under the Securities Act a Registration Statement on Form S-3, or other form as the Board shall deem appropriate in the event use of a Form S-3 is not permitted, relating to the sale (i) by the holders of shares of Zanart Common Stock received upon the exercise of all options and warrants described on Schedule 5.2 hereof and (ii) by the shareholders of Continucare of the 8,300,000 Zanart Shares received in connection with, and as consideration for, the Merger.

         7.8 Public Announcements. So long as this Agreement is in effect and until the Closing Date, each of the Companies agrees that it will obtain the approval of the other Companies prior to issuing any press release relating to the Merger or the transactions contemplated hereby and will use its reasonable efforts to consult with the others before otherwise making any public statement or responding to any press inquiry with respect thereto, except that Zanart may make such public disclosure which it believes in good faith to be required by law or by the terms of its listing agreement with a Nasdaq exchange (in which case Zanart will consult with Continucare prior to making such disclosure).

         7.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses. In the case of Zanart or ZSI, (i) the costs, fees and expenses incurred in connection with the transactions contemplated hereby relating to services performed by (A) Akerman Senterfitt & Edison P.A., (B) Arthur Andersen L.L.P. and (C) First Equity Corporation and its counsel shall be deemed to have been incurred by Zanart and ZSI (the "Zanart Expenses") and (ii) the costs, fees and expenses incurred in connection with the transactions contemplated hereby relating to services performed by (A) Greenberg Traurig and (B) Deloitte Touche L.L.P. shall be deemed to have been incurred by Continucare. The Zanart Expenses shall be paid at or prior to Closing.

         7.10 Key Man Insurance. Zanart shall, for a period of three years following the Closing Date, maintain a key man life insurance policy on Charles Fernandez, naming Zanart as the sole beneficiary, in an amount not less than $2 million.

         7.11    Additional Agreements.

         (a) Subject to the terms and conditions herein, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Corporation shall be authorized to take all such necessary action.

         (b) Subject to the terms and conditions herein, each Company will cooperate with the others and use all reasonable efforts to prepare all necessary documentation to effect promptly all necessary filings and to obtain all necessary permits, consents, approvals, orders and authorizations of or any exemptions by, all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement.

         (c) Each party will keep the other party apprised of the status of any inquiries made of such party by the SEC, Nasdaq or any other governmental agency or authority or members of their respective staffs with respect to this Agreement or the transactions contemplated herein.

         (d) Each party will promptly notify the other parties in writing of any changes or inaccuracies in such party's representations or warranties set forth in this Agreement from the date hereof through the Closing Date, except for any changes or inaccuracies resulting from the Wind-Down.


                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

         8.1 Conditions to All Companies' Obligation to Effect the Merger. The respective obligation of all Companies to effect the transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any one of which may be waived by all, but not less than all, of the Companies:

         (a) Private Placement. The Private Placement shall have been consummated.

         (b) Amendment to Zanart Employment Agreements, Common Stock Options and Agreements. Zanart shall have entered into the Amendments to the Employment Contracts attached hereto as Exhibit B with each of Robert Stein, Todd Slayton and Thomas Zotos and Amendments to Common Stock Options and Agreements attached hereto as Exhibit B with Gary Culpepper and Alfred Masini.

         (c) Consents. No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Merger shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger. Other than the filing of Articles of Merger with the Department of State for the State of Florida, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (all of the foregoing, "Consents") which are necessary for the consummation of the Merger, other than Consents the failure to obtain which would not prevent the Merger and/or have a Material Adverse Effect on the Surviving Corporation and its subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. All state securities or blue sky permits and other authorizations necessary to issue the Zanart Shares in exchange for the Continucare Shares and to consummate the Merger shall have been received.

         (d) No Restrictions. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any federal or state governmental entity which, in connection with the grant of a Requisite Regulatory Approval imposes any condition or restriction upon any Company or its subsidiaries, including, without limitation, requirements relating to the Wind-Down, which in any such case would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

         (e) Tax and Legal Opinions. Each Company shall have received an opinion of Greenberg Traurig addressed to each of the Companies and their respective Boards of Directors, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that each of Continucare, Zanart and ZSI will be a party to the reorganization within the meaning of Section 368 of the Code. In addition, each of Continucare and Zanart shall have received the opinion of the other such Company's respective outside counsel dated the Closing Date in substantially the forms attached hereto as Exhibit C.

         (f) Consents. Each Company shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation and its subsidiaries taken as a whole or prevent the consummation of the Merger. The failure by Zanart to obtain the consent of any third party to any license or similar agreement shall be deemed not to have a Material Adverse Effect hereunder.

         (g) Nasdaq Listing. The Zanart Shares issuable upon the effectiveness of the Merger pursuant to this Agreement shall have been approved for listing on the Nasdaq (small capitalization), subject to official notice of issuance.

         (h) Compliance with Rule 14f-1. The parties shall have complied with Rule 14f-1 of the Rules and Regulations promulgated by the SEC under the Securities Exchange Act of 1934, as amended.

         8.2 Conditions to Obligation of Continucare to Effect the Merger. The obligation of Continucare to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following additional conditions, which may be waived by Continucare:

         (a) Repayment of Loan. All indebtedness of Continucare to Charles Fernandez, presently estimated to be $600,000, shall have been paid in full.

         (b) Resignations. Robert Stein, Steven Adelman, Thomas Zotos and Todd Slayton shall have submitted to Zanart their written resignations as officers and/or directors of Zanart, effective on the Effective Date.

         (c) Full Performance; Accuracy of Representations and Warranties. Each of Zanart and ZSI shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Zanart and ZSI contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement, and Continucare shall have received a certificate of the Chairman of the Board, the President or an Executive Vice President of each of Zanart and ZSI as to the satisfaction of this condition.

         (d) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition or results of operations of Zanart or ZSI from the date hereof through the Closing Date other than changes resulting from the Wind-Down or any continued operating losses incurred by Zanart.

         8.3 Conditions to Obligation of Zanart and ZSI to Effect the Merger. The obligation of Zanart and ZSI to effect the Merger shall be further subject to the satisfaction at or prior to the Effective Time of the following additional conditions, which may be waived in writing by Zanart and ZSI.

         (a) Employment Agreements. Zanart and each of Charles Fernandez, Douglas Miller and Barry Goldstein shall have entered into employment agreements with Zanart in the forms attached hereto as Exhibit B.

         (b) Full Performance; Accuracy of Representations and Warranties. Continucare shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Continucare contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement, and Zanart and ZSI shall have received a certificate of the Chairman of the Board, the President or an Executive Vice President of Continucare as to the satisfaction of this condition.

         (c) No Material Adverse Change. There shall have been no material adverse change in the business, financial condition or results of operations of Continucare from the date hereof through the Closing Date, including charges from the unaudited Continucare Financials to the audited Continucare Financials.

         (d) Termination of Shareholders' Agreement. The Continucare Shareholders' Agreement shall have been terminated and the application of the preemptive rights thereunder to the Private Placement shall have been waived.

         (e) Tail Coverage. At or before the Closing Date, at Zanart's sole election:

                 (i) A "tail" policy acceptable to Zanart shall have been obtained, at Zanart's sole expense, for a coverage period ending no earlier than the sixth anniversary of the Effective Time (or such shorter period as shall be acceptable to the existing Zanart Board of Directors, which "tail" policy shall maintain in effect the Director's and Officer's Liability and Company Insurance Reimbursement Policy, issued by Admiral Insurance Company (Policy # 1205687) (the "D&O Policy") for the benefit of Thomas Zotos, Todd Slayton, Robert Stein, Gary Culpepper and Steven Adelman (collectively, the "Old Officers") in their capacity as officer and/or director of Zanart, covering all claims (regardless of when brought) relating to events occurring on or before the Effective Time; or

                 (ii) Zanart shall obtain and maintain in effect, at its sole expense, for a period ending no earlier than the sixth anniversary of the Effective Time (or renewable through such date at Zanart's election), a director's and officer's liability policy with coverage substantially similar in types and levels of coverage as the D&O Policy covering the Old Officers (and if Zanart shall elect, any new officers and/or directors of Zanart) in their capacity as officers and/or directors of Zanart pursuant to, Section 2.3 hereof for all claims (regardless of when brought) relating to events occurring on or before the Effective Time.

         (f) Receipt of Continucare's Audited Financial Statements, together with an unqualified opinion thereon from Deloitte & Touche.

         (g) Fairness Opinion. The Board of Directors of Zanart shall have received from First Equity Corporation of Florida a written opinion addressed to the Board in form and substance satisfactory to Zanart to the effect that the consummation of the Merger, the Private Placement and the other transactions contemplated by this Agreement are fair to Zanart from a financial point of view, and such opinion shall not have been withdrawn or materially modified prior to the Closing Date.


                                   ARTICLE IX

                            POST-CLOSING ADJUSTMENT

         In the event that the Closing Cash Balance (as defined below) is less than $2,000,000 immediately following the Closing, as adjusted on the first business day following the end of the Wind-Down Period (the "Adjustment Date"), then the holders of Continucare Common Stock (the "Continucare Shareholders") shall receive such number of shares of Zanart Common Stock within 15 days following the Adjustment Date as shall equal (i) the difference between (A) $2,000,000 and (B) the actual Closing Cash Balance divided by (ii) two. For example, if the Closing Cash Balance immediately following the Closing, as adjusted on the Adjusted Date, is equal to $1,400,000, then the Continucare Shareholders shall receive an aggregate of 300,000 shares of Zanart Common Stock ($2,000,000-$1,400,000) / two. Such additional shares of Zanart Common Stock shall be allocated among all of the Continucare Shareholders in proportion to their respective ownership of Continucare Common Stock immediately subsequent to the Private Placement, and shall be deemed to be additional consideration for the exchange of Continucare Shares for Zanart Shares in the Merger. For purposes of this Article IX, "Closing Cash Balance" shall be equal to the amount of cash and cash equivalents of Zanart immediately following the Closing (i) plus the net cash amount received by Zanart in connection with the Wind-Down (ii) less (A) any amount of unpaid trade payables, unpaid rent and utilities, unpaid fees under the license agreements noted on Schedule 5.8 and any income, in each such case, retained by Zanart following the Wind-Down Period which relates to Zanart's Existing Business and
(B) the Zanart Expenses. Zanart shall use its best efforts to cause the additional shares, if any, of Zanart Common Stock to be received by the Original Continucare Shareholders pursuant to this Article IX to be registered for resale by the Original Continucare Shareholders under the Securities Act.


                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

         10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby abandoned at any time prior to the Effective Time:

         (a)     By mutual written consent of Continucare and Zanart.

         (b) By either of Continucare or Zanart if the Merger shall not have been consummated on or before September 30, 1996.

         (c) By Continucare if there shall have been any material breach of any representation, warranty, covenant, agreement or obligation of Zanart or ZSI hereunder or by Zanart and ZSI if there shall have been any material breach of any representation, warranty, covenant, agreement or obligation of Continucare hereunder and, if such breach is curable, such default shall have not been remedied within 10 days after receipt by the other Company, as the case may be, of notice in writing from such Company specifying such breach and requesting that it be remedied; provided, that such 10-day period shall be extended for so long as the other Company shall be making diligent attempts to cure such default and such default shall be reasonably capable of being cured.

         (d) By any Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or any other action shall have become final and non-appealable.

         (e) At any time during the period from the date hereof to the later of (i) August 25, 1996 or (ii) five business days following the receipt by Zanart of the audited Continucare Financials, if any of the parties hereto, based on their due diligence review of any such other party, deem that it is inadvisable to proceed with the Merger.

         10.2 Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become of no further effect and, except for a termination resulting from a breach by a party of any of its material obligations under this Agreement, there shall be no liability or obligation on the part of any Company or their respective officers or directors, except that Section 11.1 shall survive termination. Nothing contained in this Section 10.2 shall relieve any party from liability for willful breach of this Agreement that results in termination of this Agreement. Upon request therefor, each party shall redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing same.

         10.3 Amendment. This Agreement may be amended by action taken at any time before or after approval hereof by the shareholders of Continucare and ZSI, but, after either such approval, no amendment shall be made which alters the Exchange Ratio or which in any way materially adversely affects the rights of such shareholders, without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         10.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) except as may be required by law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                   ARTICLE XI

                               GENERAL PROVISIONS

         11.1 Confidentiality and Non-Disclosure. Each Company agrees that, without the prior written consent of the other Companies or except as may be required under law or court order, the provisions of the Agreement and the transactions contemplated hereby shall remain confidential and shall not be disclosed to any Person not affiliated with any of the parties; provided that Zanart may disclose this Agreement if it is required to do so publicly to satisfy its obligations under applicable securities laws. Each Company further agrees not to reveal or disclose any Confidential Information (as defined below) to any person without first obtaining the written consent of the non-disclosing Companies, except as may be necessary in regulatory proceedings or litigation. For purposes hereof Confidential Information shall mean all information, in whatever form, which is or was disclosed by one Company to another or to an affiliate of the other Company prior to or following the execution of this Agreement and which relates in any way to the business of the non-disclosing Company. Confidential Information shall not include information that a Company can demonstrate by written evidence:

                      (i) is in the public domain (provided that information in the public domain has not and does not come into the public domain as a result of the disclosure by the receiving Company or any of its affiliates);

                     (ii) is known to the receiving Company or any of its affiliates prior to the disclosure by the other Company: or

                    (iii) becomes available to the Company on a non-confidential basis from a source other than an affiliate of that Company or the disclosing Company.

         11.2 Survival of Representations, Warranties and Agreements. No representations, warranties or agreements contained herein shall survive beyond the Effective Time other than the agreements contained in Sections 2.3, 3.1, 3.2, 3.3, 6.7, 7.5, 7.6, 7.7, 7.8, 7.11, 8.3(e) and Article IX Section 11.1
hereof, which shall survive beyond the Effective Time.

         11.3 Brokers. Each of Continucare, Zanart and ZSI represents and warrants to the other Companies that no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Company, except for fees payable to First Equity Corporation of Florida.

         11.4 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telex or telecopy or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a)     If to Continucare to:

                 Continucare Corporation
                 3333 West Commercial Blvd.
                 Suite 105
                 Fort Lauderdale, Florida 33309
                 Attention:  Charles M. Fernandez

                 with a copy to:

                 Greenberg, Traurig, Hoffman, Lipoff,
                 Rosen & Quentel, P.A.
                 1221 Brickell Avenue
                 Miami, Florida 33131
                 Attention:  Andrew Hulsh, Esq.

         (b)     If to Zanart or ZSI, to:

                 Zanart Entertainment Incorporated
                 766641 Burnet Ave.
                 Van Nuys, California 91405
                 Attention:  Robert A. Stein

                 with a copy to (which copy shall not constitute notice to Zanart for any purpose):

                 Akerman, Senterfitt & Edison, P.A.
                 One Southeast Third Avenue, 28th Floor
                 Miami, Florida 33131-1704
                 Attention:  Bruce I. March, Esq.

         11.5 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         11.6 Entire Agreement; Assignment. This Agreement (including the Schedules, Exhibits and other documents and instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder other than to the Indemnified Parties and the persons (the "Selling Shareholders") whose shares of Zanart Common Stock are being registered pursuant to Section 7.7 hereof, each of whom shall be deemed to be a third party beneficiary of this Agreement and have full rights to enforce this Agreement as if they were parties hereto, and (c) shall not be assigned by operation of law or otherwise.

         11.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to the provisions thereof relating to conflicts of law.

         11.8 Parties in Interest. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefit or remedies of any nature whatsoever or by reason of this Agreement other than to the Indemnified Parties and the Selling Shareholders.

         11.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         11.10 Validity. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

         11.11 Investigation. The respective representations and warranties of each Company contained herein or in the certificates or other documents delivered prior to the Closing shall not be deemed waived or otherwise affected by any investigation made by any party hereto.

         11.12 Attorneys' Fees. In the event suit is brought to enforce or interpret any part of this Agreement or the rights or obligations of any party to this Agreement, the prevailing party shall be entitled to recover as an element of such party's costs of suit, and not as damages, a reasonable attorneys' fee to be fixed by the court.

         IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first above written.


CONTINUCARE CORPORATION


By: /s/ Charles M. Fernandez
    ------------------------------------------
    Charles M. Fernandez, Chairman


ZANART ENTERTAINMENT INCORPORATED


By: /s/ Thomas Zotos
    ------------------------------------------
    Thomas Zotos, President

ZANART SUBSIDIARY, INC.


By: /s/ Thomas Zotos
    ------------------------------------------
    Thomas Zotos, President

                                  EXHIBIT A



                    Private Placement of 3,300,000 Shares

                       To be Offered at $2.00 per Share

                             Approximate Amounts


1.   Arthur M. Goldberg and/or assigns                 1,000,000 shares

2.   Phillip Frost, M.D. and/or assigns                1,000,000 shares

3.   Frost Hanna and/or assigns                          650,000 shares

4.   Continucare - employees and/or assigns              250,000 shares

5.   Mario Cuervo, M.D.                                  200,000 shares

6.   Pedro Rodriguez, M.D.                               100,000 shares

7.   WCF Inc.                                            100,000 shares

                                  EXHIBIT B


                      AMENDMENT TO EMPLOYMENT CONTRACT


        This Amendment is executed this ___ day of __________, 1996 between Zanart Entertainment Incorporated (the "Employer") and Robert Stein (the "Employee").

                                    RECITALS

        The Employer and the Employee entered into an Employment Contract (the "Contract") dated July 21, 1994, pursuant to which the Employer agreed to employ the Employee as its Executive Vice President and Secretary for a term of three (3) years. The Employer has entered into an Agreement and Plan of Merger dated as of August 9, 1996 (the "Merger Agreement") with its wholly-owned subsidiary, Zanart Subsidiary, Inc., and Continucare Corporation pursuant to which Zanart Subsidiary, Inc. will be merged with and into Continucare Corporation (the "Merger"). In connection therewith, the Employer has agreed to wind down the Employer's current business and operations. The Employer and the Employee therefore desire to amend the Contract as provided herein. All terms used without definition herein shall have the meaning attributable to them in the Merger Agreement.

                               TERMS OF AGREEMENT

        THEREFORE, in consideration of the promises and undertakings herein, the parties agree as follows:

        1. Recitals. The Recitals shall be incorporated and made a part of this Amendment.

        2. Earlier Termination The Employee hereby resigns as an officer and director of the Employer effective as of the date of this Agreement. The Employee agrees to continue as an employee of the Employer, and the Employer hereby agrees to continue to employ Employee as an employee in accordance with the terms of the Contract (except as otherwise amended hereby) until the three
(3) month anniversary of the date of this Agreement (the "Wind-Down Period").
Article II of the Contract is hereby amended to provide for the term of the Contract to terminate at the end of the Wind-Down Period.

        3. Severance Payment. Article X of the Contract is hereby deleted in its entirety. The Employer shall, as consideration for the early termination of the Contract and the other promises and undertakings herein, pay the Employee a lump-sum payment equal to the Employee's salary for a period of six (6) months, less required tax withholdings and tax deductions. This sum shall be paid to the Employee at the end of the Wind-Down Period. In addition, the Employer shall, at no cost to the Employee, at the end of the Wind-Down Period, assign jointly to the Employee and to Thomas Zotos all of the Employer's right, title and interest in its furniture and equipment (including computer software and hardware), the names "Zanart Publishing" and "Zanart Entertainment" (and any variations thereof), all logos and trademarks used or licensed by the Employer, and all of Employer's right and interest in its license to use the "Pink Panther" name and likeness. The assignment shall be in writing in form reasonably acceptable to the assignees.

        4. Automobile. The Employer agrees to continue to reimburse Employee for the cost of his automobile lease payments (not to exceed $300 per month) consistent with past practice during the Wind-Down Period and for a period of six (6) months thereafter.

        5. Waiver of Restrictions. Article XI of the Contract, governing Non-Competition and Non-Solicitation, is hereby deleted in its entirety. All of the Employee's obligations and restrictions therein are hereby waived and released by the Employer.

        6.    Registration Rights.   The Employer, within ninety (90) days
following the Effective Time, and, thereafter, within ninety (90) days following the date the Employee exercises any option to purchase shares of the Employer, will cause a registration statement to be filed under the Securities Act of 1933, as amended (the "Securities Act") or an existing registration statement to be amended for the purpose of registering all shares of the Employer's Common Stock owned by the Employee at any time (the "Shares") for resale by a holder thereof (the "Registration Statement"). The Employer will have the Registration Statement(s) become effective and cause the Shares to be registered under the Securities Act, and registered, qualified or exempted under the state securities laws of such jurisdictions as Employee reasonably requests. The Employer shall pay all expenses in connection with the registration, qualification, and/or exemption of the Shares, including any Securities and Exchange Commission and state securities law registration and filing fees, and shall furnish to the holders of the Shares such reasonable number of copies of the Registration Statement(s), such prospectuses as are contained in the Registration Statement(s), and such other documents as the holders of the Shares may reasonably request in order to facilitate the offering of the Shares. The Employer shall maintain the effectiveness of the Registration Statement(s) until such time as the Employer determines that all of the holders will be eligible to sell all of the Shares then owned by the holders without the need for continued registration of the shares, in the three month period immediately following the termination of the effectiveness of the Registration Statement(s).

        7. Releases. The Employer and Employee, for themselves and their respective successors and assigns, subject to the provisions of this Amendment, hereby release, quit, satisfy, and forever discharge each other, and the other's successors and assigns, from all manner of actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or in equity, which either Employer or Employee ever had, now has or may have against the other or, where applicable, against any of its employees, officers, or directors for, upon, or by reason of any matter, cause, or thing whatsoever, including but not limited to, all claims or matters arising out of or relating to the Employee's employment with the Employer, other than, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract (including this Amendment), the Indemnification Agreement dated as of August 8, 1996 executed between the Employer and Employee (the "Indemnification Agreement") and claims relating to past due wages and expense reimbursement. At the end of the Wind-Down Period, the Employer and Employee shall execute mutual releases for all claims against the other arising during the Wind-Down Period, excluding from such further release the breach of any obligation hereunder, and, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract (including this Amendment), the Indemnification Agreement and claims relating to past due wages and expense reimbursement.

        8. Entire Amendment. This document shall constitute the sole current Amendment to the Contract. All provisions of the Contract not specifically modified herein shall remain intact and continue in full force and effect.



     EXECUTED this ____ day of __________, 1996.


                                                "EMPLOYER"

                                                ZANART ENTERTAINMENT
                                                INCORPORATED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                        ------------------------
                                                   Title:
                                                          ----------------------

                                                "EMPLOYEE"



                                                --------------------------------
                                                ROBERT STEIN

                      AMENDMENT TO EMPLOYMENT CONTRACT


        This Amendment is executed this ___ day of __________, 1996 between Zanart Entertainment Incorporated (the "Employer") and Thomas Zotos (the "Employee").

                                    RECITALS

        The Employer and the Employee entered into an Employment Contract (the "Contract") dated July 21, 1994, pursuant to which the Employer agreed to employ the Employee as its Chief Executive Officer and President for a term of three (3) years. The Employer has entered into an Agreement and Plan of Merger dated as of August 9, 1996 (the "Merger Agreement") with its wholly-owned subsidiary, Zanart Subsidiary, Inc., and Continucare Corporation pursuant to which Zanart Subsidiary, Inc. will be merged with and into Continucare Corporation (the "Merger"). In connection therewith, the Employer has agreed to wind down the Employer's current business and operations. The Employer and the Employee therefore desire to amend the Contract as provided herein. All terms used without definition herein shall have the meanings attributable to them in the Merger Agreement.

                               TERMS OF AGREEMENT

        THEREFORE, in consideration of the promises and undertakings herein, the parties agree as follows:

        1. Recitals. The Recitals shall be incorporated and made a part of this Amendment.

        2. Earlier Termination The Employee hereby resigns as an officer and director of the Employer effective as of the date of this Agreement. The Employee agrees to continue as an employee of the Employer, and the Employer hereby agrees to continue to employ Employee as an employee in accordance with the terms of the Contract (except as otherwise amended hereby) until the three
(3) month anniversary of the date of this Agreement (the "Wind-Down Period").
Article II of the Contract is hereby amended to provide for the term of the Contract to terminate at the end of the Wind-Down Period.

        3. Severance Payment. Article X of the Contract is hereby deleted in its entirety. The Employer shall, as consideration for the early termination of the Contract and the other promises and undertakings herein, pay the Employee a lump-sum payment equal to the Employee's salary for a period of six (6) months, less required tax withholdings and tax deductions. This sum shall be paid to the Employee at the end of the Wind-Down Period. In addition, the Employer shall, at no cost to the Employee, at the end of the Wind-Down Period, assign jointly to the Employee and to Robert Stein all of the Employer's right, title, and interest in its furniture and equipment (including computer software and hardware), the names "Zanart Publishing" and "Zanart Entertainment" (and any variations thereof), all logos and trademarks used or licensed by the Employer, and all of Employer's right and interest in its license to use the "Pink Panther" name and likeness. The assignment shall be in writing in form reasonably acceptable to the assignees.

        4. Health Benefits. The Employer agrees, at the Employer's sole cost and expense, to continue the medical insurance benefits currently available to the Employee and the Employee's family during the Wind-Down Period and until the earlier of (i) six (6) months following the termination of the Wind-Down Period or (ii) the date on which the Employee obtains other employment providing comparable medical insurance benefits to the Employee and the Employee's family at no cost to the Employee.

        5. Waiver of Restrictions. Article XI of the Contract, governing Non-Competition and Non-Solicitation, is hereby deleted in its entirety. All of the Employee's obligations and restrictions therein are hereby waived and released by the Employer.

        6.    Registration Rights.   The Employer, within ninety (90) days
following the Effective Time, and, thereafter, within ninety (90) days following the date the Employee exercises any option to purchase shares of the Employer, will cause a registration statement to be filed under the Securities Act of 1933, as amended (the "Securities Act") or an existing registration statement to be amended for the purpose of registering all shares of the Employer's Common Stock owned by the Employee at any time (the "Shares") for resale by a holder thereof (the "Registration Statement"). The Employer will have the Registration Statement(s) become effective and cause the Shares to be registered under the Securities Act, and registered, qualified or exempted under the state securities laws of such jurisdictions as Employee reasonably requests. The Employer shall pay all expenses in connection with the registration, qualification, and/or exemption of the Shares, including any Securities and Exchange Commission and state securities law registration and filing fees, and shall furnish to the holders of the Shares such reasonable number of copies of the Registration Statement(s), such prospectuses as are contained in the Registration Statement(s), and such other documents as the holders of the Shares may reasonably request in order to facilitate the offering of the Shares. The Employer shall maintain the effectiveness of the Registration Statement(s) until such time as the Employer determines that all of the holders will be eligible to sell all of the Shares then owned by the holders without the need for continued registration of the shares, in the three month period immediately following the termination of the effectiveness of the Registration Statement(s).

        7. Releases. The Employer and Employee, for themselves and their respective successors and assigns, subject to the provisions of this Amendment, hereby release, quit, satisfy, and forever discharge each other, and the other's successors and assigns, from all manner of actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or in equity, which either Employer or Employee ever had, now has or may have against the other or, where applicable, against any of its employees, officers, or directors for, upon, or by reason of any matter, cause, or thing whatsoever, including but not limited to, all claims or matters arising out of or relating to the Employee's employment with the Employer, other than, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract (including this Amendment), the Indemnification Agreement dated as of August 8, 1996 executed between the Employer and Employee (the "Indemnification Agreement") and claims relating to past due wages and expense reimbursement. At the end of the Wind-Down Period, the Employer and Employee shall execute mutual releases for all claims against the other arising during the Wind-Down Period, excluding from such further release the breach of any obligation hereunder, and, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract (including this Amendment), the Indemnification Agreement and claims relating to past due wages and expense reimbursement.

        8. Entire Amendment. This document shall constitute the sole current Amendment to the Contract. All provisions of the Contract not specifically modified herein shall remain intact and continue in full force and effect.

        EXECUTED this ____ day of __________, 1996.


                                                "EMPLOYER"

                                                ZANART ENTERTAINMENT
                                                INCORPORATED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                         -----------------------
                                                   Title:
                                                         -----------------------

                                                "EMPLOYEE"


                                                --------------------------------
                                                THOMAS ZOTOS

                        AMENDMENT TO EMPLOYMENT CONTRACT

        This Amendment is executed this ___ day of __________, 1996 between Zanart Entertainment Incorporated (the "Employer") and Todd B. Slayton (the "Employee").

                                    RECITALS

        The Employer and the Employee entered into an Employment Contract (the "Contract") dated October 31, 1994, pursuant to which the Employer agreed to employ the Employee as its Chief Financial Officer and Treasurer for a term of three (3) years. The Employer has entered into an Agreement and Plan of Merger dated as of August 9, 1996 (the "Merger Agreement") with its wholly-owned subsidiary, Zanart Subsidiary, Inc., and Continucare Corporation pursuant to which Zanart Subsidiary, Inc. will be merged with and into Continucare Corporation (the "Merger"). In connection therewith, the Employer has agreed to wind down the Employer's current business and operations. The Employer and the Employee therefore desire to amend the Contract as provided herein. All terms used without definition herein shall have the meanings attributable to them in the Merger Agreement.

                               TERMS OF AGREEMENT

        THEREFORE, in consideration of the promises and undertakings herein, the parties agree as follows:

        1. Recitals. The Recitals shall be incorporated and made a part of this Amendment.

        2. Earlier Termination The Employee hereby resigns as an officer of the Employer effective as of the date of this Agreement. The Employee agrees to continue as an employee of the Employer, and the Employer hereby agrees to continue to employ Employee as an employee in accordance with the terms of the Contract (except as otherwise amended hereby) until the three (3) month anniversary of the date of this Agreement (the "Wind-Down Period"). Article II of the Contract is hereby amended to provide for the term of the Contract to terminate at the end of the Wind-Down Period.

        3.    Stock Options.

              (a) Options in the Contract. The parties agree and acknowledge that 16,667 of the Options granted pursuant to Paragraph IV.A.3 of the Contract are fully vested as of the date hereof. Paragraph IV.A.3 of the Contract shall continue in full force and effect, except that (1) the 8,333 Options granted therein which are not vested as of the date hereof will vest on October 31,

1996, whether or not the Employee shall be employed by the Employer at such time, and (2) all Options granted under such Paragraph IV.A.3 and not exercised as of the date hereof shall be exercisable through October 31, 1998, at a purchase price of $6.00 per share.

              (b) Additional Options. As further consideration for this Amendment, the Employer shall grant to the Employee on the day immediately following the date of this Agreement the right and option to purchase an aggregate of 20,000 shares of the Employer's Common Stock (the "Additional Options") at a purchase price equal to the closing price of the shares of the Employer's Common Stock on NASDAQ (Small cap) on the date immediately preceding the date of this Agreement. The Additional Options shall be exercisable through October 31, 1998, in whole or in part (but not as to fractional shares) by written notice directed to the Employer or such other person as may be designated by the Employer, accompanied by a check payable to the Employer in payment of the purchase price for the Additional Options so purchased. The shares purchased thereunder shall be fully paid and non-assessable, and registered in the name of the Employee.

              (c) Paragraph IV.A.4 is hereby deleted in its entirety and the following Paragraph shall be inserted in its place:

              The Options and Additional Options shall expire October 30, 1998. Upon the Employee's death or disability, his heirs, personal representatives, executors, or administrators may exercise the Options and the Additional Options through October 30, 1998.

              (d) Paragraphs IV.A.5 and IV.A.6 shall be applicable to the Additional Options as well as the Options.

              (e)    Paragraph IV.B is hereby deleted in its entirety.

        4. Severance Payment. Article X of the Contract is hereby deleted in its entirety. The Employer shall, as consideration for the early termination of the Contract and the other promises and undertakings herein, pay the Employee a lump-sum payment equal to the Employee's salary for a period of six
(6) months, less required tax withholdings and tax deductions. This sum shall be paid to the Employee at the end of the Wind-Down Period.

        5.    Registration Rights.   The Employer, within ninety (90) days
following the Effective Time, and, thereafter, within ninety (90) days following the date the Employee exercises any option to purchase shares of the Employer, will cause a registration statement to be filed under the Securities Act of 1933, as amended (the "Securities Act") or an existing registration statement to be amended for the purpose of registering all shares of the Employer's Common Stock owned by the Employee at any time (the "Shares") for resale by a holder thereof (the "Registration Statement"). The Employer will have the Registration Statement(s) become effective and cause the Shares to be registered under the Securities Act, and registered, qualified or exempted under the state securities laws of such jurisdictions as Employee reasonably requests. The Employer shall pay all expenses in connection with the registration, qualification, and/or exemption of the Shares, including any Securities and Exchange Commission and state securities law registration and filing fees, and shall furnish to the holders of the Shares such reasonable number of copies of the Registration Statement(s), such prospectuses as are contained in the Registration Statement(s), and such other documents as the holders of the Shares may reasonably request in order to facilitate the offering of the Shares. The Employer shall maintain the effectiveness of the Registration Statement(s) until such time as the Employer reasonably determines that all of the holders will be eligible to sell all of the Shares then owned by the holders without the need for continued registration of the shares, in the three month period immediately following the termination of the effectiveness of the Registration Statement(s).

        6. Health Benefits. The Employer agrees, at the Employer's sole cost and expense, to continue the medical insurance benefits currently available to the Employee and the Employee's family during the Wind-Down Period and until the earlier of (i) six (6) months following the termination of the Wind-Down Period or (ii) the date on which the Employee obtains other employment providing comparable medical insurance benefits to the Employee and the Employee's family at no cost to the Employee.

        7. Waiver of Restrictions. Article XI of the Contract, governing Non-Competition and Non-Solicitation, is hereby deleted in its entirety. All of the Employee's obligations and restrictions therein are hereby waived and released by the Employer.

        8. Releases. The Employer and Employee, for themselves and their respective successors and assigns, subject to the provisions of this Amendment, hereby release, quit, satisfy, and forever discharge each other, and the other's successors and assigns, from all manner of actions, causes of action, suits, debts, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or in equity, which either Employer or Employee ever had, now has or may have against the other or, where applicable, against any of its employees, officers, or directors for, upon, or by reason of any matter, cause, or thing whatsoever, including but not limited to, all claims or matters arising out of or relating to the Employee's employment with the Employer, other than, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract (including this Amendment), the Indemnification Agreement dated as of August 8, 1996 executed between the Employer and Employee (the "Indemnification Agreement") and claims relating to past due wages and expense reimbursement. At the end of the Wind-Down Period, the Employer and Employee shall execute mutual releases for all claims against the other arising during the Wind-Down Period, excluding from such further release the breach of any obligation hereunder and, in the case of the Employee's release of the Employer, breaches by the Employer of the Contract
(including this Amendment), the Indemnification Agreement and claims relating to past due wages and expense reimbursement.

        9. Entire Amendment. This document shall constitute the sole current Amendment to the Contract. All provisions of the Contract not specifically modified herein shall remain intact and continue in full force and effect.

        EXECUTED this ____ day of __________, 1996.


                                                "EMPLOYER"

                                                ZANART ENTERTAINMENT
                                                INCORPORATED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                        ------------------------
                                                   Title:
                                                         -----------------------

                                                "EMPLOYEE"



                                                --------------------------------
                                                TODD B. SLAYTON

               AMENDMENT TO COMMON STOCK OPTION AND AGREEMENT

        This Amendment is executed this ___ day of __________, 1996, by and between Zanart Entertainment Incorporated (the "Company") and Gary Culpepper ("Culpepper").

                                    RECITALS

        The Company granted Culpepper a Common Stock Option and Agreement (the "Option") dated May 8, 1994, for certain shares of the Company's Common Stock as consideration for Culpepper entering into a Consulting Agreement with the Company of the same date. The Company has entered into an Agreement and Plan of Merger dated as of August 9, 1996 (the "Merger Agreement") with its wholly-owned subsidiary, Zanart Subsidiary, Inc. and Continucare Corporation, pursuant to which Zanart Subsidiary, Inc. will be merged with and into Continucare Corporation (the "Merger"). Culpepper and the Company have agreed to modify the Option, as provided herein, and to memorialize their agreement.

                               TERMS OF AGREEMENT

        THEREFORE, in consideration of the promises and other valuable consideration, the parties agree as follows:

        1. Recitals. The Recitals are incorporated and made a part of this Amendment.

        2. Vesting. The Company and Culpepper acknowledge that Culpepper's option to purchase 7,500 shares of the Company's Common Stock is vested as of this date. In addition, Paragraph 1(a) of the Option is hereby amended to provide that Culpepper's options to purchase 2,500 shares of the Company's Common Stock, which were to vest May 8, 1997, will now vest effective as of the date of this Agreement.

        3. Extended Exercise. Paragraph 1(a) of the Option is amended to provide that all options granted thereunder shall be exercisable through October 31, 1998.

        4. Entire Amendment. This document shall constitute the sole current Amendment to the Option. All provisions of the Option not specifically amended herein shall remain intact and in full force and effect.

        EXECUTED this ____ day of __________, 1996.


                                                ZANART ENTERTAINMENT
                                                INCORPORATED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                        ------------------------
                                                   Title:
                                                         -----------------------



                                                --------------------------------
                                                GARY CULPEPPER

               AMENDMENT TO COMMON STOCK OPTION AND AGREEMENT

        This Amendment is executed this ___ day of __________, 1996, by and between Zanart Entertainment Incorporated (the "Company") and Alfred Masini ("Masini").

                                    RECITALS

        The Company granted Masini a Common Stock Option and Agreement (the "Option") dated August 8, 1994, for certain shares of the Company's Common Stock as consideration for Masini entering into a Consulting Agreement with the Company of the same date. The Company has entered into an Agreement and Plan of Merger dated as of August 9, 1996 (the "Merger Agreement") with its wholly-owned subsidiary, Zanart Subsidiary, Inc. and Continucare Corporation, pursuant to which Zanart Subsidiary, Inc. will be merged with and into Continucare Corporation (the "Merger"). Masini and the Company have agreed to modify the Option, as provided herein, and to memorialize their agreement.

                               TERMS OF AGREEMENT

        THEREFORE, in consideration of the promises and other valuable consideration, the parties agree as follows:

        1. Recitals. The Recitals are incorporated and made a part of this Amendment.

        2. Vesting. The Company and Masini acknowledge that Masini's option to purchase 7,500 shares of the Company's Common Stock is vested as of this date.

        3. Extended Exercise. Paragraph 1(a) of the Option is amended to provide that all options granted thereunder shall be exercisable through October 31, 1998.

        4. Entire Amendment. This document shall constitute the sole Amendment to the Option. All provisions of the Option not specifically amended herein shall remain intact and in full force and effect.

        EXECUTED this ____ day of __________, 1996.



                                                ZANART ENTERTAINMENT
                                                INCORPORATED


                                                By:
                                                   -----------------------------
                                                   Name:
                                                        ------------------------
                                                   Title:
                                                         -----------------------



                                                --------------------------------
                                                ALFRED MASINI

                                  EXHIBIT C


                           [FORM OF AS&E OPINION]





                                __________, 1996

Continucare Corporation
3323 West Commercial Blvd.
Suite 110
Fort Lauderdale, Florida 33309

Gentlemen:

     We have acted as special counsel to Zanart Entertainment Incorporated, a Florida corporation ("Zanart"), and Zanart Subsidiary, Inc., a Florida corporation ("ZSI"), in connection with that certain Agreement and Plan of Merger entered into August 9, 1996 ( the "Agreement"), between Zanart, ZSI and Continucare Corporation, a Florida corporation ("Continucare"). We have been requested by Zanart and ZSI to give you our opinion with respect to certain legal matters concerning the Agreement. All other capitalized terms used and not otherwise defined in this opinion shall have the meanings ascribed to them in the Agreement.

     In rendering this opinion, we have examined an execution copy of the Agreement, and originals or copies, certified or otherwise, identified to our satisfaction, of other documents and records, and have made such examinations of law as we have deemed necessary or appropriate to enable us to render this opinion. In such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all photostatic, certified or other copies submitted to us, and the authenticity of the respective originals from which such copies were taken. As to matters of fact material to the opinions expressed herein, we have relied solely upon the representations and warranties made by Zanart and ZSI in the Agreement and upon statements and certificates furnished to us by officers or directors of Zanart or ZSI and we have conducted no further investigation.

     We note that we have only represented Zanart and ZSI in connection with the negotiation of the Agreement and we are not generally familiar with their business, business records, or financial and accounting information, and our knowledge of their business, business records, and financial and accounting information is limited to the matters disclosed to us by one or more representatives of Zanart and ZSI. We have made no examination or investigation to verify the accuracy or completeness of any such records or information. Whenever our opinion with respect to the existence or absence of facts is indicated to be based on our knowledge or awareness, we are referring to the actual knowledge of Akerman, Senterfitt & Eidson, P.A. attorneys who have given substantive attention to matters concerning Zanart or ZSI during the

Continucare, Inc.
___________, 1996
Page 2
____________________

course of our limited representation of Zanart and ZSI, which knowledge has been obtained by such attorneys solely in their capacity as such. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts, and no inference as to our knowledge concerning such facts should be drawn from the fact that such limited representation has been undertaken by us.

     Based upon the foregoing and subject to the qualifications and conditions contained herein, we are of the opinion that:

      (i) each of Zanart and ZSI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida;

      (ii) the Zanart shares issued in connection with the transactions contemplated hereby have been duly authorized, validly issued, fully paid, and nonassessable;

      (iii) assuming that the consents of Zanart's shareholders are not required to approve the execution and delivery of the Agreement or the consummation of the transactions contemplated therein, the Agreement is a valid and binding obligation of each of Zanart and ZSI, enforceable against them in accordance with its terms, except as such enforcement may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws affecting the enforcement of creditors' rights generally; (b) general equitable principles and the availability of equitable remedies and self-help remedies; (c) proper jurisdiction of the court where the Agreement is sought to be enforced; (d) lien and other rights of the United States of America; and
               (e) limitations on indemnification arising under federal or state securities laws.

     We express no opinion as to the enforceability of the provisions of the Agreement (a) restricting access to legal or equitable remedies, (b) purporting to waive or affect any notice rights, (c) covenanting any action that is discretionary, or subject to third-party approval, or not within the control of the parties so covenanting, (d) providing for specific performance, (e) providing that any failure to exercise any right, remedy or option under the Agreement or otherwise shall not operate as a waiver, or (f) purporting to establish evidentiary standards to enforce the Agreement. We also express no opinion as to the legality of (i) the post-closing adjustment under Article IX of the Agreement or the distribution of any shares of Zanart

Continucare, Inc.
___________, 1996
Page 3
____________________


common stock issued pursuant thereto, (ii) the Private Placement or the impact thereof on the Merger, or (iii) as to the title of any property described in or covered by the Agreement.

     We are qualified to practice law in the State of Florida, and the opinions herein are limited to the laws of the State of Florida, and we express no opinions as to the effect on our opinions of the laws of any other jurisdiction.

     This opinion is rendered as of the date hereof and we undertake no obligation to advise of any change in any matter set forth herein. Our opinion is limited to the matters stated herein, and no opinion is to be implied or inferred beyond the matters stated herein. This opinion is intended solely for the use and benefit of Continucare Corporation, and shall not be relied upon by or disclosed to any party other than Continucare Corporation, or for any purpose other than in connection with the Agreement and the transactions contemplated thereby.


                                        Very truly yours,

                                        AKERMAN, SENTERFITT & EIDSON, P.A.

                               August _____, 1996



Zanart Entertainment Incorporated
7641 Burnet Avenue
Van Nuys, California 91405

Gentlemen:

         We have acted as special legal counsel to Continucare Corporation, a Florida corporation ("Continucare"), in connection with the transactions described in that certain Agreement and Plan of Merger, dated the date hereof (the "Agreement"), by and among Continucare, Zanart Entertainment Incorporated ("Zanart") and Zanart Subsidiary, Inc. ("ZSI"). Unless otherwise provided herein, capitalized terms used herein that are defined in the Agreement and not defined herein shall have the meanings attributed thereto in the Agreement. This letter is delivered to you in compliance with the requirement set forth in
Section 8.1(d) of the Agreement.

         A.      Basis of Opinion

                 As the basis for the conclusions expressed in this opinion letter, we have examined, considered and relied upon the following:

                 1. Copies of the Agreement and all other agreements executed by Continucare in connection therewith.

                 2. A certificate or other evidence of good standing of Continucare issued as of a recent date by the Florida Department of State.

                 3.       The Articles of Incorporation and By-laws of
Continucare.

Zanart Entertainment Incorporated
August _____, 1996
Page 2




                 4. Certain authorizing resolutions of the Board of Directors and shareholders of Continucare.

                 5. An Officer's Certificate of Continucare dated the date hereof.

                 6. Such matters of law as we have considered necessary or appropriate for the expression of the opinions contained herein.

         For the purposes of this opinion letter, the documents and information referred to in this Section A are herein collectively referred to as the "Documents" and the information set forth in such Documents is referred to as the "Information."

         B.      Assumptions.

                 In rendering the opinions set forth in Section C below, we have assumed without investigation the genuineness of all signatures (other than signatures of Continucare) and the authenticity of all Documents submitted to us as originals, the conformity to authentic original Documents of all Documents submitted to us as copies and the veracity of all Information.

                 As to questions of fact material to the opinions hereinafter expressed, we have relied without independent investigation upon matters of fact contained in the representations and warranties of Continucare made in the Agreement. We have made no examination or investigation to verify the accuracy or completeness of any financial, accounting, statistical or other factual information set forth in the Documents or otherwise furnished to you or with respect to any other accounting, financial or factual matters and, accordingly, express no opinion with respect thereto.

                 We have also assumed for the purposes of the opinions expressed herein that the Documents as to which Zanart or ZSI is a party have been duly executed and are the valid and binding obligations of Zanart or ZSI, as the case may be.

         C.      Opinions.

                 Based solely upon our examination and consideration of the foregoing Documents and Information, and in reliance thereon, and subject to the comments, assumptions, exceptions, qualifications and limitations set forth in Sections B and D hereof, we are of the opinion that:

                 1. Continucare is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite corporate power to carry on its respective business as it is now being conducted.

                 2. Continucare has the requisite corporate power and authority to enter into the Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of the Agreement by Continucare and the consummation by

Zanart Entertainment Incorporated
August _____, 1996
Page 3



Continucare of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Continucare. The Agreement has been duly executed and delivered by Continucare and constitutes a valid and binding obligation of Continucare enforceable against Continucare in accordance with its terms.

                 3. The execution and delivery of the Agreement does not, and the consummation of the transactions contemplated thereby will not (i) conflict with, or result in a violation of, any provision of the Articles of Incorporation or Bylaws of Continucare, (ii) constitute or result in a breach of or default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination, cancellation or acceleration of any obligation or a loss of a material benefit under, any note, bond, mortgage, indenture, deed of trust, lease, permit, concession, franchise, license, agreement or other instrument or obligation to which Continucare is a party or to which any of its properties or assets is subject, (iii) create any lien, security interest, charge or encumbrance upon any of the properties or assets of Continucare or (iv) to our knowledge, constitute, or result in, a violation of any judgment, ruling, order, writ, injunction, decree, statute, law, rule or regulation applicable to Continucare or any of its properties or assets, except (A) in the case of each of clauses
(ii), (iii) and (iv) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances, which would not, individually or in the aggregate, have an adverse effect on Continucare's ability to consummate the transactions contemplated by the Agreement and (B) we express no opinion as to whether any claim will be asserted by, or ultimately decided in favor of Beechwood Partners, Ltd., a Florida limited partnership ("Beechwood"), pursuant to
Section 1.3 of that certain Stock Purchase and Redemption Agreement dated July 15, 1996, by and among Continucare and Beechwood.

                 4. No consent, approval, order or authorization of, notice to, or registration, declaration of filing with, any governmental entity is necessary in connection with the execution and delivery of the Agreement by Continucare or the consummation by Continucare of the transactions contemplated by the Agreement, except for the SEC Order and the consents of governmental and regulatory entities contemplated by the Agreement.

                 5. (a) There are no Actions pending or, to our knowledge, threatened against or affecting Continucare or the transactions contemplated by the Agreement, and (b) Continucare is not subject to any order, judgment, writ, injunction or decree of any court or governmental entity or agency which could prevent consummation of the transactions contemplated by the Agreement.

   D.      Comments, Assumptions, Limitations, Qualifications and Exceptions

                 The opinions expressed in Section C above are based upon and subject to, the further comments, assumptions, limitations, qualifications and exceptions set forth below:

                 1. As used in the opinions expressed herein, the phrase "to our knowledge" refers only to the actual current knowledge of those attorneys who have given substantive attention to

Zanart Entertainment Incorporated
August _____, 1996
Page 4



Continucare in connection with the transactions contemplated by the Agreement and does not (a) include constructive notice of matters or information or (b) except for our conversations with certain officers of Continucare and our review of the Documents, imply that we have undertaken any independent investigation (i) with any persons outside of our firm or (ii) as to the accuracy or completeness of any factual representation, information or other matter made or furnished in connection with the transactions contemplated by the Agreement. Furthermore, such reference means only that we do not know of any fact or circumstance contradicting the statement that follows and does not imply that we know the statement to be correct or have any basis (other than the Documents, the Information therein and such conversations) for that statement.

                 2. We are licensed to practice law only in the State of Florida and do not hold ourselves out to be experts on the laws of any jurisdiction other than the State of Florida and the United States of America. Accordingly, the opinions expressed herein are specifically limited to the laws of the State of Florida and the Federal law of the United States of America.

                 3. No opinion is expressed as to the enforceability of the obligations of Continucare under the Agreement to the extent that enforceability of the rights, obligations and agreements is subject to, affected or limited by: (i) rights of the United States of America under the Federal Tax Lien Act of 1966; (ii) applicable liquidation, conservatorship, bankruptcy, insolvency, moratorium, reorganization or similar debtor relief laws from time to time in effect under state and/or Federal law; (iii) general principles of equity (whether considered in a proceeding in equity or at law);
(iv) the exercise of the discretionary powers of any court or other authority before which may be brought any proceeding seeking equitable remedies, including, without limitation, specific performance and injunctive relief; (v) applicable fraudulent conveyance laws from time to time in effect; or (vi) the limitations on indemnification arising under federal or state securities laws.

                          Without limiting the generality of the foregoing, we
express no opinion as to the enforceability of the provisions of the Agreement
(a) restricting access to legal or equitable remedies, (b) purporting to waive or affect any rights to notices, (c) covenanting to take action the taking of which is discretionary with or subject to the approval of a third party or which is otherwise subject to contingencies the fulfillment of which are not within the control of the parties so covenanting, (d) providing for specific performance, (e) providing that Zanart's or ZSI's failure to exercise any right, remedy or option under the Documents shall not operate as a waiver or
(f) purporting to establish evidentiary standards for suit or proceedings to enforce said Documents.

                 4. We have made no examinations of, and we express no opinion as to, the description of or title to any of the properties described in and covered by the Agreement.

                 5. This opinion letter is limited to the matters stated herein and no opinions may be implied or inferred beyond the matters expressly stated herein.

Zanart Entertainment Incorporated
August _____, 1996
Page 5



                 6. The opinions expressed herein are as of the date hereof, and we assume no obligation to update or supplement such opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur.

                 7. This opinion letter has been issued solely for the benefit of Zanart and ZSI and no other party or entity shall be entitled to rely hereon without the express written consent of this firm. Without our prior written consent, this opinion letter may not be quoted in whole or in part or otherwise referred to in any document or report and may not be furnished to any person or entity.

                                        Respectfully submitted,



                                        GREENBERG, TRAURIG, HOFFMAN LIPOFF,
                                        ROSEN & QUENTEL, P.A.